Exhibit 99.3

[ISSUER CONVERTIBLE BOND]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

DEFINITIVE CERTIFICATE

FOR THE CONVERTIBLE BONDS

AMOUNT: US$60,000,000	CERTIFICATE NUMBER: 001

CHINA METRO-RURAL HOLDINGS LIMITED

(incorporated in the British Virgin Islands with limited liability)

US$60,000,000

14 per cent. Guaranteed Secured Convertible Bonds due 2017 convertible into the ordinary shares of

China Metro-Rural Holdings Limited

The Bond or Bonds in respect of which this Certificate is issued are in registered form, without coupons attached and form part of a series designated as specified in the title (the “Bonds”) of China Metro-Rural Holdings Limited (the “Issuer”) unconditionally and irrevocably guaranteed initially by M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited and China Focus City (H.K.) Holdings Limited (collectively, the “Subsidiary Guarantors”). The Bonds in respect of which this Certificate is issued are subject to, and have the benefit of, the terms and conditions (the “Conditions”) set out on the reverse hereof, and the deed of guarantee dated [•] 2012 executed by the Subsidiary Guarantors, all of which shall be binding on the Issuer, the Subsidiary Guarantors, the Bondholders and all persons claiming through them respectively.

The Issuer hereby certifies that WILLIS PLUS LIMITED is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of US$60,000,000 (Sixty million United States dollars). For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions.

The Bonds constitute direct, unsubordinated, unconditional and secured obligations of the Issuer. The Bonds in respect of which this Certificate is issued are convertible into fully-paid ordinary shares with a current par value of US$0.001 each of the Issuer subject to and in accordance with the Conditions. The Issuer covenants, and the Subsidiary Guarantors have covenanted, with the holders of the Bonds and each of them to duly perform and observe the obligations on each of their respective parts contained in the Bonds with the intent that the Bonds shall enure for the benefit of all holders of the Bonds, each of whom may sue on its own behalf for the performance or observance of the provisions of the Bonds.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the register of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Certificate is issued.

This Certificate shall not be valid for any purpose until executed by the Issuer and authenticated by the Registrar.

The Bonds in respect of which this Certificate is issued shall be cancelled upon conversion, redemption or repayment of the Bonds in accordance with the Conditions.

This Certificate, is governed by, and shall be construed in accordance with, Hong Kong law.

In witness whereof the Issuer has caused this Certificate to be executed as a deed poll.

THIS DEED is delivered on                          2012.

The COMMON SEAL of	)
CHINA METRO-RURAL HOLDINGS LIMITED	)
was affixed in the presence of:	)

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered into the register of Bondholders as holder of the above mentioned aggregate principal amount of the Bonds and with the above mentioned identification numbers.

BUTTERFIELD FULCRUM GROUP (CAYMAN) LIMITED as Registrar

By:

TERMS AND CONDITIONS

The issue of the US$60,000,000 aggregate principal amount of 14 per cent. Guaranteed Secured Convertible Bonds due 2017 (the “Bonds”) of China Metro-Rural Holdings Limited (the “Issuer”) on [•] 2012 (the “Issue Date”) and the right of conversion into Shares was authorised by resolutions of the board of directors of the Issuer on 17 July 2012. The Bonds are jointly and severally guaranteed by the Subsidiary Guarantors. The giving of the Guarantee was authorised by a resolution of the board of directors of each Subsidiary Guarantor passed on [•] 2012. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of these terms and condition (these “Conditions”). Unless otherwise specified, capitalised terms used in these Conditions have the meanings specified in Condition 18.

1	STATUS AND GUARANTEE

(A)	Status

The Bonds constitute direct, unsubordinated, unconditional and secured obligations of the Issuer. The Bonds are secured in the manner set out in Condition 4 and shall at all times rank pari passu and without any preference or priority among themselves. ..

The Bonds will have the benefit of the security described in Condition 4 as security for the Secured Obligations.

(B)	Guarantee

The Subsidiary Guarantors have on a joint and several basis unconditionally and irrevocably guaranteed (and each Future Subsidiary Guarantor (as defined in Condition 1(C)) will unconditionally and irrevocably guarantee) the due payment of all sums expressed to be payable by the Issuer under the Bonds and the performance of all obligations of the Issuer under the Transaction Documents. Each Subsidiary Guarantor’s obligations in this respect (the “Guarantee”) are contained in the Subsidiary Deed of Guarantee. The obligations of the Subsidiary Guarantors under the Guarantee shall, subject to the provisions of Condition 4(D), rank at least pari passu in priority of payment, with all their other respective present and future direct, unconditional, unsubordinated and unsecured obligations, except any obligation preferred by mandatory provisions of law. The initial Subsidiary Guarantors as of the Issue Date are M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited and China Focus City (H.K.) Holdings Limited.

(C)	Future Subsidiary Guarantors

After the Issue Date, the Issuer will cause each of its future Subsidiaries not incorporated in the PRC (the “Relevant Subsidiaries”) to, as soon as practicable upon becoming a Relevant Subsidiary and at the Issuer’s expense, (i) execute and deliver to the Bondholders (x) a deed supplemental to the Subsidiary Deed of Guarantee in accordance with the terms of the Subsidiary Deed of Guarantee, pursuant to which such Relevant Subsidiary will, jointly and severally with the existing Subsidiary Guarantors, guarantee the due payment of all sums expressed to be payable by the Issuer under the Bonds and the performance of all obligations of the Issuer under the Transaction Documents and (y) a legal opinion from a law firm of international repute opining on the execution and delivery and the legality, validity and enforceability of such supplemental deed to the Subsidiary Deed of Guarantee and any other applicable documents pursuant to the Subsidiary Deed of Guarantee and (ii) comply with any other requirements for the purpose of providing a legal, valid and enforceable guarantee. Each Relevant Subsidiary of the Issuer that guarantees the Bonds after the Issue Date is referred to as a “Future Subsidiary Guarantor” and, upon execution of such a supplement to the Subsidiary Deed of Guarantee, will be a “Subsidiary Guarantor”.

(D)	Release of Guarantee

A Subsidiary Guarantor may be released from the Subsidiary Guarantee on the occurrence of the following events:

(i)	upon repayment of the Bonds and final and irrevocable discharge and performance of all obligations under the Transaction Documents in full; or

(ii)	as provided in the Subsidiary Deed of Guarantee; or

(iii)	upon approval by a resolution of the Majority Bondholders.

2	FORM, DENOMINATION AND TITLE

(A)	Form and Denomination

The Bonds are issued in registered form, without coupons attached, in the denomination of US$100,000 each and integral multiples thereof (an “Authorised Denomination”). A bond certificate (each a “Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with a certificate number which will be recorded on the relevant Certificate and in the register of Bondholders (the “Register”) which the Issuer will procure to be kept by the Registrar in accordance with Condition 3(A).

(B)	Title

Title to the Bonds will pass only by transfer and registration in the Register as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Conditions, “Bondholder” and (in relation to a Bond) “holder” means the person in whose name a Bond is registered.

3	TRANSFERS OF BONDS; ISSUE OF CERTIFICATES

(A)	Register

The Issuer will cause the Register to be kept by Butterfield Fulcrum Group (Cayman) Limited (the “Registrar”) at its specified office outside of Hong Kong and the United Kingdom (currently at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands, and, upon any change to such Registrar or its specified office, the Issuer shall promptly give notice in writing to the Bondholders in accordance with Condition 15 and the term “Registrar” and the “specified office” in respect of the Registrar shall be construed accordingly) on which shall be entered in respect of each holder: (a) its name and address; (b) the details of its registered account (as referred to in Condition 7(B)); (c) the telephone and facsimile numbers of the relevant contact persons for such holder; (d) the names of its authorised signatories; and (e) the particulars of the Bonds held by it and the details of all transfers of the Bonds. A Bondholder may change such details by notice to the Issuer. Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

The Issuer shall, if so requested by the Bondholder, make available the Register for inspection by any Bondholder at the Issuer’s specified office at all reasonable times, and will permit a Bondholder to take a copy of the same.

For the purposes of these Conditions, “outstanding” means, in relation to the Bonds, all the Bonds issued except (a) those which have been redeemed in accordance with these Conditions, (b) those in respect of which the date for redemption has occurred and the redemption moneys (including any premium (if any) and any interest payable under these Conditions after the relevant redemption date) are held by the Issuer and remain available for payment following surrender of Certificates in respect of Bonds, (c) those in respect of which claims have become prescribed under Condition 11, (d) those which have been purchased and cancelled as provided in these Conditions, (e) those in respect of which the Conversion Right has been duly exercised and discharged (and, for the avoidance of doubt, a Bond in respect of which a Conversion Date has occurred shall be deemed to remain outstanding until the Conversion Right has been satisfied and discharged even if the holder is removed from the Register during the conversion process) and (f) those mutilated, destroyed or defaced Certificates in respect of the Bonds which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to Condition 14; provided that for the purposes of (1) ascertaining the right to attend and vote at any meeting of the Bondholders and (2) determining how many Bonds are outstanding for the purposes of Conditions 10, 12 and 13 and Exhibit E those Bonds which are directly or indirectly held by or on behalf of the Issuer or any of the Issuer’s Subsidiaries and not yet cancelled shall be deemed not to remain outstanding.

(B)	Transfer

Subject to Conditions 3(E) and 3(F), the Bonds are freely transferable and any transfer of a Bond may be effected in an Authorised Denomination by delivery of the Certificate issued in respect of that Bond, with the form of transfer in the form set out in Exhibit A (the “Form of Transfer”) duly completed and signed by the transferor or its attorney duly authorised in writing, to the specified office of the Issuer (currently at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong and, upon any change to its specified office, the Issuer shall promptly give notice in writing to the Bondholders in accordance with Condition 15 and the “specified office” in respect of the Issuer shall be construed accordingly). The Registrar shall promptly register such transfer outside of Hong Kong and the United Kingdom upon compliance with the foregoing provision. No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding two in number).

(C)	Delivery of New Certificates

Each new Certificate to be issued upon a transfer or conversion of Bonds will, within five Business Days of receipt by the Issuer of the original Certificate and the Form of Transfer duly completed and signed, be issued at the specified office of the Registrar and made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address specified in the Form of Transfer.

Where only some of the Bonds in respect of which a Certificate is issued are to be transferred, converted, redeemed or repurchased, a new Certificate in respect of the Bonds not so transferred, converted, redeemed or repurchased will, within five Business Days of delivery of the original Certificate to the Issuer, be issued at the specified office of the Registrar and made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, converted, redeemed or repurchased (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

(D)	Formalities Free of Charge

Registration of a transfer of Bonds and issuance of new Certificates will be effected without charge by the Issuer, but subject to payment (or the giving of such indemnity as the Issuer or Registrar may reasonably require) in respect of any tax, duties or other governmental charges which may be imposed in relation to such transfer, and the Issuer and Registrar being reasonably satisfied that the regulations concerning transfers of Bonds have been complied with.

(E)	Closed Periods

No Bondholder may require the transfer of a Bond to be registered: (i) during the period of seven days ending on (and including) the dates for payment of any principal pursuant to these Conditions; or (ii) after a Conversion Notice has been delivered with respect to a Bond; or (iii) after a Put Exercise Notice has been delivered with respect to a Bond pursuant to Condition 8(B); or (iv) during the period of seven days ending on (and including) an Interest Payment Date. Each such period is a “Closed Period”.

(F)	Regulations

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds scheduled to this Certificate as Exhibit D. A copy of the current regulations will be mailed (free of charge and at the expense of the Issuer) by the Issuer to any Bondholder upon request.

(G)	Definitions

For the purposes of this Condition 3 and Exhibit D, “Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks are open for business in the city in which the specified office of the Registrar is located and the city in which the specified office of the Issuer is located.

4	SECURITY, NEGATIVE PLEDGE AND OTHER COVENANTS

(A)	Security

As at the Issue Date, the Secured Obligations are secured on a pari passu basis in accordance with, and subject to, the terms of the Security Documents as follows:

(i)	a first priority fixed charge on all of the Capital Stock of M.S. Electronic Emporium Limited now and thereafter owned by the Issuer and in respect of its rights, benefit and title over such Capital Stock and all dividends and other income and distributions relating thereto, as substituted, amended and supplemented from time to time;

(ii)	a first priority fixed charge on all of the Capital Stock of China Metro-Rural Limited now and thereafter owned by the Issuer and in respect of its rights, benefit and title over such Capital Stock and all dividends and other income and distributions relating thereto, as substituted, amended and supplemented from time to time; and

(iii)	a first priority fixed charge on all of the Capital Stock of (a) China Metro-Rural Exchange Limited, (b) China Metro-Rural Development Limited and (c) China Focus City (H.K.) Holdings Limited now and thereafter owned by China Metro-Rural Limited and in respect of its rights, benefit and title over such Capital Stock and all dividends and other income and distributions relating thereto, as substituted, amended and supplemented from time to time.

The first priority Security Interests as created over the Collateral under the Security Documents are held for the benefit of the Bondholders pursuant to the terms of the Security Documents.

Each of the Chargors has undertaken that the Collateral shall at all times be, among others, in respect of all of the Capital Stock held by it in the relevant company. Each of the Chargors has undertaken in the relevant Security Document that if there is any event which changes the number of Capital Stock comprising the Collateral (including but not limited to any sub-division, re-organisation, rights issue, bonus issue or other issues of Capital Stock), it shall ensure that all of the Capital Stock held by it in the relevant company remains charged pursuant to the Security Documents. Each of the Chargors will charge in favour of the Bondholders, as a first priority security interest, all additional Capital Stock in the relevant company it may hold or become entitled to hereafter.

So long as no Event of Default has occurred, and subject to the terms of the Security Documents, the Chargors will be entitled to exercise any and all voting rights and to receive, retain and use any and all cash dividends, stock dividends, liquidating dividends, non-cash dividends, shares or stock resulting from stock splits or reclassifications, rights issues, warrants, options and other distributions (whether similar or dissimilar to the foregoing) in respect of the Capital Stock constituting the Collateral.

The Issuer shall, and shall cause the other Chargors to, execute, file and register such additional documents, instruments, agreements, certificates, assurances and do all such other acts and things (including the payment of all fees, costs and charges) necessary or desirable to effect the delivery, filing and registration of the Security Documents and for the perfection of the Security Interests granted pursuant to the Security Documents, including, without limitation, executing any transfer, conveyance, charge, mortgage, assignment or assurance of the charged shares or assets, making any registration and giving any notice, order or direction, in each case as soon as reasonably practicable and in any event no later than the applicable prescribed statutory time limits.

In addition, the Issuer shall, for the benefit of the Bondholders, cause each Subsidiary Guarantor to charge and, if applicable, charge (in respect of any Capital Stock owned by it) the Capital Stock of any Person that becomes a Subsidiary Guarantor after the Issue Date and which is directly owned by the Issuer or such Subsidiary Guarantor (as applicable), promptly and in any event within 30 days after such Person becomes a Subsidiary Guarantor, to secure, on a pari passu basis, the Secured Obligations. Each Subsidiary Guarantor that shall charge Capital Stock of such Person that becomes a Subsidiary Guarantor after the Issue Date is referred to as a “Future Subsidiary Guarantor Chargor” and, upon giving such charge, shall be a “Subsidiary Guarantor Chargor”.

(B)	Enforcement of Security Interests

The first priority Security Interests over the Collateral securing the Secured Obligations are granted to the Bondholders.

The Security Documents provide that, at any time while the Bonds are outstanding, the Bondholders shall have the exclusive right to manage, perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to their direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, process, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of an Event of Default.

The Issuer irrevocably agrees and consents to (i) the creation of Security Interests by the Bondholder over its rights, title and interest present and future in and to the Bonds (including without limitation any Conversion Right arising out of the Bonds) and (ii) the enforcement of such Security Interests by the beneficiary thereof which may include the sale of the Bonds, the exercise of Conversion Rights pursuant to the Bonds and/or the sale of Shares.

(C)	Release of Security Interests

The Security Interests over the Collateral granted under the Security Documents may be released in certain circumstances, including:

(i)	the date of final and irrevocable discharge and performance of the Secured Obligations in full; or

(ii)	as provided in each respective Security Document; or

(iii)	upon approval by a resolution of the Majority Bondholders.

(D)	Negative Pledge

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, create or have outstanding any further Security Interest (excluding Security Interests created pursuant to Condition 4(A) and/or any Permitted Security) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Financial Indebtedness, or any guarantee or indemnity in respect of any Financial Indebtedness, without the prior approval by resolution of the Majority Bondholders.

(E)	Financial Covenants

The Issuer undertakes that from the Issue Date and for so long as any Bonds are outstanding, it shall ensure:

(i)	Consolidated Tangible Net Worth shall not be less than HK$1,253,000,000;

(ii)	Consolidated EBIT shall not at any time be less than 2.50 times Consolidated Finance Charges; and

(iii)	Consolidated Total Borrowings shall not at any time exceed 0.85 times Consolidated Tangible Net Worth.

The financial covenants set out in this Condition 4(E) shall be: (i) calculated and interpreted on a consolidated basis in accordance with IFRS and expressed in Hong Kong dollars; and (ii) tested by reference to the latest publicly available financial statements of the Group for each Relevant Period.

If any doubt shall arise as to the calculation of any of the financial covenants set out in this Condition 4(E) and following consultation between the Issuer, the Bondholders and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Issuer and the Bondholders, save in the case of manifest error.

The Issuer shall, promptly, and in any event no later than seven business days (at the place of the registered office of the Issuer), after the publication of such financial statements, deliver to the Bondholders in accordance with Condition 15 a certificate signed by two directors or other duly authorised officers of the Issuer on behalf of the Issuer which shall set out (in reasonable detail) computations as to compliance with the financial covenants in this Condition 4(E).

(F)	Disposals

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset, unless such sale, lease, transfer or other disposal is:

(i)	made in the ordinary and usual course of business of the Group;

(ii)	of assets in exchange for or to be replaced by other assets comparable or superior as to type, value and quality;

(iii)	involving any Permitted Security;

(iv)	to another member of the Group as part of an amalgamation, demerger, merger or corporate reconstruction not prohibited by Condition 4(K);

(v)	involving the making of any dividend or any distribution which is permitted by Condition 4(G); or

(vi)	where the higher of the Fair Market Value or consideration receivable (when aggregated with the higher of the Fair Market Value or consideration receivable for any other sale, lease, transfer or other disposal, other than any permitted under paragraphs (i) to (v) above of this definition) does not exceed RMB10,000,000 or its Equivalent Amount in aggregate for the Group in any financial year, and provided that neither the Issuer nor any of its Subsidiaries enters into any sale, lease, transfer or other disposal of the Capital Stock of any of the Subsidiary Guarantors without the approval by resolution passed by the Majority Bondholders.

(G)	Restricted Payments

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, directly or indirectly, without the approval by resolution passed by the Majority Bondholders:

(i)	declare or pay any dividend or make any distribution on or with respect to any of the Issuer’s Subsidiaries’ Capital Stock held by Persons other than the Issuer or any of its wholly-owned Subsidiaries;

(ii)	purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of the Issuer or any of the Issuer’s Subsidiaries (including options, warrants or other rights to acquire such shares of Capital Stock but excluding these Bonds) held by any Persons other than the Issuer or any of its wholly-owned Subsidiaries; or

(iii)	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Financial Indebtedness that is subordinated in right of payment to the Bonds (excluding any intercompany Financial Indebtedness between or among the Issuer and any of its wholly-owned Subsidiaries), the payments or any other actions described in Conditions (4)(G)(i) to (4)(G)(iii) (both inclusive) above being collectively referred to as “Restricted Payments”.

The foregoing provision shall not be violated by reason of:

(a)	the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption has been approved by a resolution of the Majority Bondholders;

(b)	the redemption, repurchase, defeasance or other acquisition or retirement for value of Financial Indebtedness of the Issuer with the net proceeds of, or in exchange for, a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(c)	the redemption, repurchase or other acquisition of Capital Stock of the Issuer (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the net proceeds of a substantially concurrent capital contribution or a substantially concurrent sale (other than to a member of the Group) of, shares of Capital Stock of the Issuer (or options, warrants or other rights to acquire such Capital Stock); or

(d)	(in respect of any non-wholly-owned Subsidiary of the Issuer) the payment of any dividends or distribution declared, paid or made by such non-wholly-owned Subsidiary payable, on a pro rata basis or on a basis more favourable to any other member of the Group than to all other holders of any class of Capital Stock of such non-wholly-owned Subsidiary, provided that, in the case of clause (b) or (c) of the preceding paragraph, no Event of Default shall have occurred or would occur as a consequence of the actions or payments set forth therein.

(H)	Financial Indebtedness

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, incur or allow to remain outstanding any Financial Indebtedness, unless such Financial Indebtedness (i) the incurrence of which would not result in a breach of the financial covenants under Condition 4(E) or (ii) has otherwise been approved by resolution passed by the Majority Bondholders.

(I)	Acquisitions

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, acquire a company or any Capital Stock or securities or a business or undertaking (or, in each case, any interest in any of them) or incorporate a company unless (i) where the higher of the Fair Market Value of, or consideration payable for, such acquisition or incorporation (when aggregated with the higher of the Fair Market Value of, or consideration payable for, any other such acquisition or incorporation) does not exceed RMB10,000,000 or its Equivalent Amount in aggregate for the Group in any financial year; (ii) the acquisition of property holding companies or formation of special purpose vehicles for the purpose of acquiring property interests in the ordinary and usual course of business of the Group or (iii) as otherwise approved by a resolution of the Majority Bondholders.

(J)	Affiliate Transactions

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, enter into any transaction or series of related transactions, whether or not in the ordinary course of trading, with any Affiliate of the Group, other than (i) on terms and conditions substantially as favourable to the Issuer or such Subsidiary, as the case may be, as could be obtainable by the Issuer or such Subsidiary, as the case may be, at the time in a comparable arm’s-length transaction with a person other than an Affiliate of the Group, (ii) where the higher of the Fair Market Value of, or consideration payable for, or receivable in respect of, such transaction (when aggregated with the higher of the Fair Market Value or consideration payable or receivable for any other transactions) does not exceed RMB10,000,000 or its Equivalent Amount in aggregate for the Group in any financial year, (iii) transactions between members of the Group, (iv) transactions which have been publicly disclosed prior to the Issue Date, (v) in connection with the Transaction Documents, or (vi) as otherwise approved by a resolution of the Majority Bondholders.

(K)	Merger

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, enter into any amalgamation, demerger, merger or corporate reconstruction except (i) with one or more members of the Group (other than the Issuer) on a solvent basis or on terms as otherwise approved by a resolution of the Majority Bondholders, or (ii) where the higher of the fair market value of the assets which are the subject of, or consideration payable in respect of, such amalgamation, demerger, merger or corporate reconstruction does not exceed RMB10,000,000 or its Equivalent Amount in aggregate for the Group in any financial year.

(L)	Business Activities

So long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Subsidiaries will, directly or indirectly engage in any business other than (i) its Ordinary Course of Business or (ii) as otherwise approved by a resolution of the Majority Bondholders.

(M)	Reorganisation

Notwithstanding any other provision herein, in the case of a voluntary delisting of the Issuer from the NYSE MKT and/or proposed listing of the Issuer or any Affiliate on any Relevant Stock Exchange, the Issuer shall be permitted to undertake and effect any transfer, reorganisation or disposal of, or any other change to, the holding structure, assets or undertakings of the business which is necessary or required for the purposes of an initial public offering of the Issuer including without limitation use of an entity other than the Issuer as a listing vehicle, provided that if any listing vehicle other than the Issuer is used in respect of any initial public offering of all or a substantial part of the Issuer’s business, the Issuer shall ensure that the Bonds are, at the cost of the Issuer, substituted for, or replaced with, equivalent securities issued by such other listing vehicle with equivalent securities and guarantees, on substantially the same terms such that the economic and/or investment rights and benefits of the Bondholders under the Bonds shall be substantially preserved.

(N)	Information Rights

So long as any Bond remains outstanding, the Issuer will deliver (at the Issuer’s expense) to the Bondholders in accordance with Condition 15:

(i)	as soon as practicable after being so issued, any information issued to shareholders of the Issuer pursuant to the listing rules of the Relevant Stock Exchange, including, without limitation, every statement of income, balance sheet and cash flow statement;

(ii)	within 14 days after the audited or unaudited financial statements of the Issuer are made available to the Issuer’s shareholders and also within 14 days after any request by any Bondholder, it will send to the Bondholders a certificate signed by two directors of the Issuer confirming (a) no Event of Default had occurred since the date of the last such certificate (or, if none, the Issue Date) or, if a Event of Default had occurred, giving details of it and (b) those Subsidiaries of the Issuer which as at the last day of the immediately preceding financial year of the Issuer, or as at the date specified in such request, were its Subsidiary Guarantors, and such certificate shall, in the absence of manifest error, be conclusive and binding on the Issuer and the Bondholders;

(iii)	promptly, any notice, statement or circular issued to the members or creditors (or any class of them) of the Issuer generally in their capacity as such;

(iv)	subject to applicable law (including US securities law) grant the Majority Bondholders and their representatives and agents full access to the directors, auditors, senior management personnel and the employees of the Issuer and all other Group Companies for discussions of all such information in connection with the Issuer or any other Group Company;

(v)	subject to applicable law (including US securities law) provide, and shall procure each other Group Company to provide, by such dates as may be required by the Bondholders or their representatives or agents, with any information requested by the Bondholders, or their representatives or agents from time to time to enable the Bondholders to prepare accounts and to satisfy any Taxation or accounting requirements; and

(vi)	subject to applicable law (including US securities law), such other information in relation to the Issuer or the Group as any Bondholder should reasonably request.

(O)	Use of Proceeds

The Issuer shall use the net proceeds from the issue of the Bonds for general working capital purposes of the Issuer, provided that neither the Issuer nor any other Group Company shall knowingly use, directly or indirectly, the proceeds of the Bonds hereunder, or knowingly lend, contribute or otherwise make available such proceeds to any other Group Company, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or any Sanctions.

(P)	Approvals and Filing

Subject to the Registration Rights Agreement, the Issuer shall use its best endeavours to obtain all approvals and consents and shall promptly make all notifications, registrations and filings as may from time to time be required on the part of the Issuer in relation to the Bonds and the Conversion Shares.

(Q)	Compliance with Laws

The Issuer shall, and shall procure its employees and agents (in the course of discharging their respective duties) to, comply with all applicable laws and regulations, including applicable anti-corruption laws and anti-money laundering and anti-terrorism laws and regulations.

(R)	Conduct of Business

The Issuer shall at all times conduct its business (and shall procure that its employees and agents conduct their business) in a manner that complies with all laws, rules and regulations applicable to it and, without limitation will:

(i)	refrain from taking any action that would result in a violation of any economic sanction imposed by any rule, regulation or statute of the United States, including without limitation, those administered by OFAC, including any action with respect to any “Specially Designated Nationals and Blocked Persons”, the list of which can be found at: http://www.treasury.gov/ofac/downloads/t11sdn.pdf;

(ii)	refrain from offering, promising to pay, or authorising the payment of any money, or offering, giving, promising to give or authorising the giving of anything of value to any officer, employee or any other person acting in an official capacity for any government or any department, agency or instrumentality thereof, including any entity or enterprise owned or controlled by a government, or for any public international organisation, to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person knowing or being aware of a high probability that all or a portion of such money or thing of value will be unlawfully offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(a)	influencing any act or decision of such Government Official in his official capacity;

(b)	inducing such Government Official to do or omit to do any act in violation of his lawful duty;

(c)	securing any improper advantage;

(d)	inducing such Government Official to influence or affect any act or decisions of any entity or enterprise owned or controlled by a government; or

(e)	assisting the Issuer or any other Group Company in obtaining or retaining business for or with, or directing business to the Issuer or any of its subsidiaries.

(S)	Form D and Blue Sky Laws

The Issuer shall file a Form D as required under the applicable requirements Regulation D with respect to the Bonds and the Conversion Shares and shall provide a copy thereof to the Bondholders promptly after such filing. The Issuer shall make all filings and reports relating to the offer and sale of the Bonds and the Conversion Shares required under applicable securities or blue sky laws of the states of the United States following the date of issue of the Bonds.

(T)	Form F-3 Eligibility and Reporting Status

Until the date on which the Bondholders shall have sold all the Conversion Shares and none of the Bonds is outstanding:

(i)	for so long as the Shares are listed on NYSE MKT and except in the circumstances referred to in Condition 6(F)(1)(vii), the Issuer shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and shall take all actions necessary to maintain its eligibility to register the Conversion Shares for resale by the Investor on Form F-3 of the Securities Act, which are contemplated in the Registration Rights Agreement); and

(ii)	for so long as the Shares are listed on a Relevant Stock Exchange, the Issuer shall timely comply with all filing and reporting requirements and take all actions necessary to maintain its eligibility to register the Shares issuable under the Bonds and the Warrants, for resale under relevant regulations.

(U)	No Underwritten Sale of Shares

Each Bondholder undertakes with the Issuer that it will not sell or otherwise dispose of interests in the Shares issued upon conversion of the Bonds by way of an underwritten offering or similar arrangement (within the meaning of the Securities Act) and shall procure that (a) any transferee of the Bonds or Shares will provide undertakings of the same to the Issuer, and (b) each subsequent transferor of those Bonds or Shares will procure that each transferee to which it transfers Bonds or Shares will provide undertakings of the same to the Issuer.

5	INTEREST AND PIK PAYMENTS

(A)	Interest

The Bonds bear interest from and including the Issue Date at the rate of 14 per cent. per annum of the principal amount of the Bonds. Interest is payable semi-annually in arrear on [•] and [•] in each year (each an “Interest Payment Date”) commencing on [•] 2012.

Notwithstanding the above, any accrued but unpaid interest up to the Conversion Date in relation to any Bonds being converted will be payable in arrear on the Conversion Date.

Each Bond will cease to bear interest where such Bond is converted pursuant to Condition 6, redeemed or repaid pursuant to Condition 8 or Condition 10, from the due date for conversion (being the Conversion Date), redemption or repayment thereof unless, upon due presentation thereof, payment of the full amount due is improperly withheld or refused or default is otherwise made in respect of any such payment.

If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Interest payable under this Condition 5 will be paid in accordance with Condition 7.

(B)	PIK Payments

On the Option Put Date, the Maturity Date or any other date of repayment or redemption of the Bonds, the Issuer shall pay a premium on the principal amount of the Bonds so redeemed equal to the aggregate of the following amounts (collectively, the “PIK Payment”):

(a)	an amount representing interest accrued, from [•] of each year to [•] of the immediately following year or, if earlier, the relevant date of redemption or repayment, at the rate of 7 per cent. per annum of the principal amount of the Bonds outstanding. Such amount shall be deemed to be incurred (and cease to accrue interest at the aforesaid rate under this Condition 5(B)(a)) on an annual basis on each anniversary of the Issue Date (each a “PIK Principal Portion”); and

(b)	each PIK Principal Portion shall bear interest from the relevant anniversary of the Issue Date on which the relevant PIK Principal Portion is incurred to the relevant date of redemption or repayment of the Bonds at the rate of 21 per cent. per annum compounding on an annual basis.

Any accrued but unpaid PIK Payment will be forgone where the Bonds are converted pursuant to Condition 6.

If premium is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

For the avoidance of doubt, the PIK Payment or any component thereof shall be treated hereunder as a premium on the principal amount of the Bonds, and not interest.

(C)	Default

Subject always to Condition 7(F), in such event, interest will continue to accrue on any unpaid sum (including any PIK Payment) in respect of which payment is improperly withheld or default otherwise occurs, at the rate of 3.0 per cent. above the aggregate effective rate of interest set out in Conditions 5(A) and 5(B)(a) (such aggregate effective rate of interest, being 21% per annum) (both before and after judgment) and compounding on a monthly basis, up to but excluding the date on which all sums due in respect of any Bond are received by or on behalf of the relevant holder.

6	CONVERSION

(A)	Conversion Right

(i)	Conversion Period: Subject as provided in these Conditions, each Bond shall entitle the holder to convert such Bond into Shares credited as fully paid at any time during the Conversion Period referred to below (the “Conversion Right”), provided that, notwithstanding any other provision to the contrary, the Conversion Rights may only be exercised by all of the holders in one single exercise in respect of all the Bonds then outstanding on the same Conversion Date.

Subject to and upon compliance with these Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time after the first anniversary of the Issue Date up to the close of business (at the specified office of the Issuer) on the seventh day prior to the Maturity Date (but, except as provided in Condition 6(A)(iv) and Condition 10(B), in no event thereafter) or, if such Bond shall have been called for redemption by the Issuer prior to the Maturity Date, then up to the close of business (at the place aforesaid) on a date no less than seven days (at the place aforesaid) prior to the date fixed for redemption thereof (the “Conversion Period”).

A Conversion Right may not be exercised in respect of the Bonds where (a) a holder shall have exercised its right to require the Issuer to redeem or repurchase such Bond pursuant to Condition 8(B) or (b) except as provided in Condition 6(A)(iv) and Condition 10(B), in each case following the giving of notice by the Majority Bondholders pursuant to Condition 10.

The number of Shares to be issued on exercise of a Conversion Right will be determined by dividing the principal amount of the Bonds to be converted by the Conversion Price in effect on the relevant Conversion Date. A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii)	Fractions of Shares: Fractions of Shares will not be issued on exercise of a Conversion Right and no cash payment or other adjustment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Shares to be issued on conversion are to be registered in the same name, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted and rounded down to the nearest whole number of Shares. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after [SIGNING DATE] 2012 which reduces the number of Shares outstanding and results in an adjustment to the Conversion Price pursuant to these Conditions, the Issuer will upon conversion of Bonds pay in cash in US dollars a sum equal to such portion of the principal amount of the Bond or Bonds evidenced by the Certificate deposited in connection with the exercise of Conversion Rights, aggregated as provided in Condition 6(A)(i), as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds US$10. Any such sum shall be paid not later than five Stock Exchange Business Days after the relevant Conversion Date by transfer to a US dollar account maintained by the payee with, a bank in Hong Kong or New York City, in accordance with instructions given by the relevant Bondholder in the Conversion Notice.

(iii)	Conversion Price: The price at which Shares will be issued upon conversion, as adjusted from time to time (the “Conversion Price”) will initially be US$1.0811 per Share, but will be subject to adjustment in the manner provided in Conditions 6(C) and 6(D).

(iv)

Revival and/or survival after Event of Default: Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof, (b) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of the Events of Default under Condition 10 (save for any order made or effective resolution passed for the winding-up or dissolution of the Issuer as set out in Condition 10(A)(vii)), or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Bondholders and notwithstanding the provisions of Condition 6(A)(i), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined below) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Bondholder before such Conversion Date or that the Conversion Period may have expired before such Conversion Date but provided that arrangements satisfactory to the Issuer and the relevant Bondholder shall be reached concerning repayment of such funds.

(v)	Meaning of “Shares”: As used in these Conditions, the expression “Shares” means ordinary shares of a par value as at the Issue Date of US$0.001 each of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Issuer.

(B)	Conversion Procedure

(i)	Conversion Notice: To exercise the Conversion Rights attaching to the Bonds, the holders thereof must complete, execute and deliver at their own expense between 9:00 a.m. and 3:00 p.m. (local time in the specified office of the Issuer) on any business day (in the place of the specified office of the Issuer) during the Conversion Period at the specified office of the Issuer a duly completed and signed notice of conversion (a “Conversion Notice”) in the form scheduled to this Certificate as Exhibit B, together with the relevant Certificates. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Issuer is located.

If such delivery is made after 3:00 p.m. (local time in the specified office of the Issuer) on any business day (at the place of the specified office of the Issuer) during the Conversion Period, such delivery shall be deemed for all purposes of these Conditions to have been made on the next following such business day.

Conversion Rights may only be exercised in respect of an Authorised Denomination and no Conversion Right in respect of a Bond shall be deemed to have been exercised unless the Conversion Rights in respect of all other Bonds have been exercised together as well. The conversion date in respect of the Bonds (the “Conversion Date”) must fall at a time when the Conversion Rights attaching to the Bonds is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(A)(iv)) and will be deemed to be the Stock Exchange Business Day immediately following the date on which the Certificates in respect of all the Bonds then outstanding have been surrendered and the Conversion Notices in respect thereof have been delivered to the Issuer and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Rights.

A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents in writing to such withdrawal, in which case the Conversion Right attaching to such Bond will revive and the Bond will remain outstanding.

For the purpose of these Conditions:

“Stock Exchange Business Day” means any day (other than a Saturday or Sunday) on which the Relevant Stock Exchange, is open for business of dealing in securities,

“Relevant Stock Exchange” means at any time, in respect of the Shares, the NYSE MKT or if they are not at that time listed and traded on the NYSE MKT, such other internationally recognised stock exchange as agreed in writing by the Majority Bondholders.

(ii)	Taxes etc.: A Bondholder exercising Conversion Rights must pay directly to the relevant authorities any Taxes arising on such exercise and conversion (other than any Taxes payable in the British Virgin Islands, Hong Kong and in the place of the Relevant Stock Exchange in respect of the deposit of Certificates for the conversion of Bonds, the allotment and issue and delivery of Shares following such deposit and the listing and admission to trading of such Shares on the Relevant Stock Exchange on conversion, which, in each case, shall be payable by the Issuer) and such Bondholder must pay all, if any, taxes arising by reference to the disposal or deemed disposal of a Bond in connection with such exercise and conversion (“Conversion Taxes”). The Issuer will pay all other expenses arising on the issue of Shares on conversion of Bonds (including all expenses in respect of the listing and admission to trading of such Shares on the Relevant Stock Exchange) and all charges of the share transfer agent for the Shares. The Bondholder (and, if applicable, the person other than the Bondholder to whom the Shares are to be issued) must provide the Issuer with written confirmation in the Conversion Notice of payment of the foregoing to the relevant tax authorities in settlement of Taxes and the Conversion Taxes payable by it pursuant to this Condition 6(B)(ii) as a condition precedent to conversion of the Bonds.

(iii)	Registration: Upon exercise by a Bondholder of its Conversion Right, the Issuer will, as soon as practicable, and in any event not later than seven Stock Exchange Business Days after the Conversion Date and upon the Bondholder’s compliance with Conditions 6(B)(i) and 6(B)(ii) provided that such conversion occurs on or after the commencement of the Exercise Period, register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in the Issuer’s share register and will, (x) provided that the transfer agent of the Issuer (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and provided at such time that the Shares are eligible for such program, credit such aggregate number of Shares to which the Bondholder shall be entitled to the Bondholder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, will cause its branch share registrar in New York to mail (at the risk, and if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Bondholder or its designee, for the number of Shares to which the Bondholder or its designee shall be entitled, together (in either case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof, in which case a single share certificate will be issued in respect of all Shares issued on conversion of Bonds subject to the same Conversion Notice and which are to be registered in the same name. Unless the converting Bondholder certifies that (i) it is not an affiliate (as defined in Rule 144 under the Securities Act) and has not been an affiliate of the Issuer in the last three months preceding the conversion and (ii) it has been holding the Bond to be converted for at least one year, the following legend will be added on the face of the share certificate delivered to the Bondholder:

“The Shares represented by this certificate are restricted securities which may not be sold or transferred absent registration under the US Securities Act or an exemption from registration”

If the Conversion Date in relation to the conversion of any Bond shall be after the record date for any issue, distribution, grant, offer or other event as gives rise to the adjustment of the Conversion Price pursuant to Conditions 6(C) or 6(D) but before the relevant adjustment becomes effective under the relevant Condition (a “Retroactive Adjustment”), then upon the relevant adjustment becoming effective, the Issuer shall allot and issue to the converting Bondholder (or in accordance with the instructions contained in the Conversion Notice (subject to applicable exchange control or other laws or other regulations)) such additional number of Shares (“Additional Shares”) as is, together with Shares to be issued on conversion of the Bond(s), equal to the number of Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment to the Conversion Price had been made and become effective on or immediately after the relevant record date and in such event and in respect of such Additional Shares references in this Condition 6(B)(iii) to the Conversion Date shall be deemed to refer to the date upon which the Retroactive Adjustment becomes effective (notwithstanding that the date upon which it becomes effective falls after the end of the Conversion Period).

The person or persons specified for that purpose in the Conversion Notice will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Issuer’s register of members (the “Registration Date”). The Shares issued upon exercise of Conversion Rights will be fully-paid and in all respects rank pari passu with the fully-paid Shares in issue on the relevant Registration Date and except that such Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record or other due date for the establishment of entitlement for which falls prior to the relevant Registration Date. The delivery, and completion of registration, of the required number of Shares in accordance with this Condition 6(B)(iii) will be deemed to satisfy (and shall extinguish) the Issuer’s obligation to pay the principal and premium (if any) on such converted Bonds.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any Retroactive Adjustment of the Conversion Price referred to in this sub-paragraph (iii) prior to the time such Retroactive Adjustment shall have become effective), the Issuer will calculate and pay to the converting Bondholder or his designee an amount in US dollars equal to the Fair Market Value of such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than five Stock Exchange Business Days thereafter. Any such amount shall be paid by transfer to a US dollar account maintained by the payee with a bank in Hong Kong or New York City, in accordance with the instructions given by the relevant Bondholder in the relevant Conversion Notice.

(iv)

No issue of Shares in breach of the listing rules or laws: The Issuer is not obliged to issue Shares in satisfaction of the Conversion Rights in breach of its obligations under the listing rules of the Relevant Stock Exchange or if contrary to applicable laws, provided that in such circumstances, the Issuer shall take all necessary steps, to the extent practicable, to ensure that the Issuer shall issue such Shares in satisfaction of the Conversion Rights under alternative arrangements which are not contrary to such rules or laws to the satisfaction of the Majority Bondholders.

(C)	Adjustments to Conversion Price

The Conversion Price will be subject to adjustment as follows:

(1)	Consolidation, Reclassification or Subdivision:

Adjustment: If and whenever there shall be a consolidation, reclassification or subdivision in relation to the Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such consolidation, reclassification or subdivision by the following fraction:

 A

B

where:

A	is the aggregate number of Shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B	is the aggregate number of Shares in issue immediately after such consolidation, reclassification or subdivision, as the case may be.

Effective Date of Adjustment: Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.

(2)	Capitalisation of Profits or Reserves:

(i)	Adjustment: If and whenever the Issuer shall issue any Shares credited as fully paid to the holders of Shares (the “Shareholders”) by way of capitalisation of profits or reserves including, Shares paid out of distributable profits or reserves and/or share premium account or capital redemption reserve (except any Scrip Dividend) and which would not have constituted a Capital Distribution (as defined in Condition 6(G)), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

 A

B

where:

A	is the aggregate number of Shares in issue immediately before such issue; and

B	is the aggregate number of Shares in issue immediately after such issue.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares, or if a record date is fixed therefor, immediately after such record date.

(ii)	Adjustment: In the case of an issue of Shares by way of a Scrip Dividend where the Current Market Price (as defined in Condition 6(G)) on the date of announcement of the terms of the issue of such Shares multiplied by the number of such Shares issued exceeds the amount of the Relevant Cash Dividend (as defined in Condition 6(G)) or the relevant part thereof and which would not have constituted a Capital Distribution, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the issue of such Shares by the following fraction:

 A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such Scrip Dividend;

B	is the aggregate number of Shares which the Relevant Cash Dividend would purchase at such Current Market Price; and

C	is the aggregate number of Shares issued pursuant to such Scrip Dividend;

or by making such other adjustment to the Conversion Price to give effect to the foregoing as an Independent Investment Bank shall certify to the Bondholders is fair and reasonable.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(3)	Capital Distributions:

Adjustment: If and whenever the Issuer shall pay or make any Capital Distribution to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:

 A – B

A

where:

A	is the Current Market Price of one Share on the date that the Capital Distribution is publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the Capital Distribution attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date that such Capital Distribution is actually made or if a record date is fixed therefor, immediately after such record date.

For the avoidance of doubt, when the Capital Distribution is by means of a distribution of a cash dividend or cash distribution, only such portion of the cash dividend or cash distribution which exceeds the Reference Amount (the “excess portion”) shall be regarded as a Capital Distribution and only the excess portion shall be taken into account in determining the Fair Market Value of the portion of the Capital Distribution attributable to one Share.

In making any calculations for the purposes of this Condition 6(C)(3), such adjustments (if any) shall be made as an Independent Investment Bank may determine in good faith to be appropriate to reflect (i) any consolidation or sub-division of any Shares or the issue of Shares by way of capitalisation of profits or reserves (or any like or similar event) or any increase in the number of Shares in issue in relation to the fiscal year of the Issuer in question, or (ii) any change in the fiscal year of the Issuer, or (iii) any adjustment to the Conversion Price made in the fiscal year of the Issuer in question.

(4)	Rights Issues of Shares or Options over Shares:

Adjustment: If and whenever the Issuer shall issue Shares to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares or any securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Shares (or shall grant any such rights in respect of existing securities so issued), in each case at a price per Share which is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of the issue or grant of such Shares, options, warrants or other rights (and notwithstanding that the relevant issue may be or be expressed to be subject to Shareholder or other approvals or consents or other contingency or event occurring or not occurring), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

 A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such announcement;

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares issued by way of rights, or for the securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof would purchase at such Current Market Price per Share; and

C	is the aggregate number of Shares issued or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(5)	Rights Issues of Other Securities:

Adjustment: If and whenever the Issuer shall issue securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares) to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

 A – B

A

where:

A	is the Current Market Price of one Share on the date on which such issue or grant is publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of the securities, or issue or grant of such rights, options or warrants (as the case may be).

(6)	Issues at less than Current Market Price:

Adjustment: If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 6(C)(4)) any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, or purchase of Shares) or issue or grant (otherwise than as mentioned in Condition 6(C)(4)) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares (other than the Bonds), in each case at a price per Share which is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue by the following fraction:

 A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before the issue of such additional Shares or the issue or grant of such options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares;

B	is the number of Shares which the aggregate consideration (if any) receivable for the issue of such additional Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Share; and

C	is the number of Shares issued pursuant to such issue of such Shares or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or other rights.

(7)	Other Issues at less than Current Market Price:

Adjustment: Save in the case of an issue of Shares or securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition 6(C)(7), if and whenever the Issuer or any of its Subsidiaries (otherwise than as mentioned in Conditions 6(C)(4), 6(C)(5) or 6(C)(6)), or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries), any other company, person or entity shall issue any securities (other than the

Bonds) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares to be issued by the Issuer on conversion, exchange, subscription, purchase or acquisition (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms shall be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or grant by the following fraction:

 A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued, purchased or acquired by the Issuer or any of its Subsidiaries (or at the direction or request or pursuant to any arrangements with the Issuer or any of its Subsidiaries) for the purposes of or in connection with such issue, less the number of such Shares so issued, purchased or acquired);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

C	is the maximum number of Shares to be issued or otherwise made available on conversion or exchange of such securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares which may be issued or arise from any such redesignation;

provided that if at the time of issue of the relevant securities or date of grant of such rights (as used in this Condition 6(C)(7), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event (in each case without condition) at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided), then for the purposes of this Condition 6(C)(7), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such securities or, as the case may be, the grant of such rights.

(8)	Modification of Rights of Conversion etc.:

Adjustment: If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities (other than the Bonds) as are mentioned in Condition 6(C)(7) (other than in accordance with the terms

(including terms as to adjustment) applicable to such securities upon issue) so that following such modification the consideration per Share (for the number of Shares available on conversion, exchange, subscription, purchase or acquisition following the modification) receivable has been reduced and is less than 95% of the Current Market Price per Share on the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

 A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for, or purchase or acquisition of, Shares which have been issued, purchased or acquired by the Issuer or any of its Subsidiaries (or at the direction or request or pursuant to any arrangements with the Issuer or any of its Subsidiaries) for the purposes of or in connection with such securities, less the number of such Shares so issued, purchased or acquired);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such securities; and

C	is the maximum number of Shares which may be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit in such manner as an Independent Investment Bank shall consider appropriate (if at all) for any previous adjustment under this Condition 6(C)(8) or Condition 6(C)(7).

provided that if at the time of such modification (as used in this Condition 6(C)(8), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event (in each case without condition) at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or at such other time as may be provided), then for the purposes of this Condition 6(C)(8), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on the Specified Date.

Effective Date of Adjustment: Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(9)	Other Offers to Shareholders:

Adjustment: If and whenever the Issuer or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries) any other company, person or entity issues or sells any securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price is to be adjusted under Conditions 6(C)(2), 6(C)(3), 6(C)(4), 6(C)(5), 6(C)(6), 6(C)(7) (or, where applicable, would fall to be so adjusted if the relevant issue or grant was at less than the Current Market Price per Share on the relevant Trading Day)), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before such issue or sale by the following fraction:

 A – B

A

where:

A	is the Current Market Price of one Share on the date on which such issue is first publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the first date of issue of the securities.

(10)	Other Events:

Adjustment: If the Issuer reasonably determines that an adjustment should be made to the Conversion Price as a result of one or more circumstances not referred to in this Condition 6(C) (even if the relevant circumstance is specifically excluded from the operation of Conditions 6(C)(1) to (9)), the Issuer shall, at its own expense, request an Independent Investment Bank to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, and the date on which such adjustment (if any) should take effect and upon such determination by the Independent Investment Bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the events or circumstances giving rise to any adjustment pursuant to this Condition 6 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of events or circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6 as may be advised by the Independent Investment Bank to be in its opinion appropriate to give the intended result.

(D)	Adjustment upon Discounted New Issue

(i)	If the Issuer shall at any time or from time to time prior to conversion of the Bonds issue or sell any Shares or any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares or any other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, any Shares (each referred to as “Equity Securities”) at a price per Share (“New Issue Price”) that is less than 95% of the Conversion Price then in effect as of the record date or issue date of such Equity Securities, as the case may be (treating the price per Share, in the case of the issuance of any Equity Securities (other than Shares), as equal to (x) the sum of the price for such Equity Securities plus any additional consideration receivable (without regard to any anti-dilution adjustments) upon the subscription, conversion, exchange or exercise of such Equity Securities divided by (y) the number of Shares initially underlying such Equity Securities), the Conversion Price then in effect shall be adjusted to be at least equal to the New Issue Price.

In the case of any overlap between (i) Conditions 6(C)(4), 6(C)(6) and 6(C)(7) and (ii) this Condition 6(D), the provisions of this Condition 6(D) will take precedence.

Such adjustment shall be made whenever such Equity Securities are issued, and shall become effective (x) in the case of an issuance to Shareholders, as such, on the first day immediately following the record date for the determination of Shareholders entitled to receive such Equity Securities and (y) in all other cases, on the date of such issuance; provided, however, that the determination as to whether an adjustment is required to be made pursuant to this Condition 6(D) shall be made upon the issuance of Equity Securities, and not upon the issuance of any security into which the Equity Securities convert, exchange or may be exercised.

If at any time any Equity Securities or any rights or options to purchase any Equity Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Issuer therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Issuer in connection therewith. If Equity Securities or any rights or options to purchase any Equity Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Issuer shall be deemed to be the Fair Market Value of such consideration, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Issuer in connection therewith.

(ii)	Without prejudice to Condition 6, if, at any time or from time to time prior to full conversion of the Bonds, there shall be any modification or change of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such Equity Securities (whether or not it is in accordance with the terms (including terms as to adjustment) applicable to such Equity Securities upon issue or otherwise) so that following such modification or change the consideration per Share receivable (the “Modified Price”) has been reduced and is less than the Conversion Price then in effect on the date of such modification or change, the Conversion Price in effect shall be adjusted to be at least equal to the Modified Price.

(E)	Provisions Relating to Changes in Conversion Price

(i)	Minor adjustments: On any adjustment, the resultant Conversion Price, if not an integral multiple of one United States cent, shall be rounded down to the nearest United States cent. No adjustment shall be made to the Conversion Price if such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made. Notice of any adjustment shall be given by the Issuer to Bondholders in accordance with Condition 15 promptly after the determination thereof.

(ii)	Decision of an Independent Investment Bank: If any doubt shall arise as to whether an adjustment is to be made to the Conversion Price or as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Issuer and the Bondholders, save in the case of manifest error.

(iii)	Minimum Conversion Price: The Conversion Price shall not in any event be reduced to below the par value of the Shares as a result of any adjustment hereunder unless under applicable law then in effect the Bonds may be converted at such reduced Conversion Price into legally issued, fully paid and non-assessable Shares. The Issuer undertakes that it shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Conversion Price to below such par value or any minimum level permitted by applicable laws or regulations.

(iv)	Reference to “fixed”: Any references herein to the date on which a consideration is “fixed” shall, where the consideration is originally expressed by reference to a formula which cannot be expressed as an actual cash amount until a later date, be construed as a reference to the first day on which such actual cash amount can be ascertained.

(v)	Concurrent adjustments: Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of an Independent Investment Bank, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Investment Bank to be in its opinion appropriate in order to give such intended result.

(vi)	Employee share schemes and existing warrants: No adjustment will be made to the Conversion Price:

(a)	when Shares or other securities (including rights, warrants or options) are issued, offered or granted to employees (including directors) of the Issuer or any Subsidiary of the Issuer or any other eligible persons pursuant to any present or future share option scheme or incentive scheme of the Issuer or any Subsidiary provided that the scheme is in compliance with the listing rules of the Relevant Stock Exchange and up to a maximum amount of 10% of the total outstanding issued share capital of the Issuer, or

(b)	with respect to the warrant to purchase ordinary shares issued by the Issuer on 11 May 2011 and the warrant issued by the Issuer on 16 August 2011.

(vii)	Upward adjustment: No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation or re-classification of the Shares as referred to in Condition 6(C)(1) above, or where there has been an error in the calculation of the Conversion Price.

(viii)	Unilateral adjustment: The Issuer may at any time and from time to time make any unilateral and unconditional reduction in the Conversion Price without the consent of the Bondholders.

(ix)	Compliance: The Issuer shall not take any corporate or other action (including, without limitation, the issue of any Shares or other Equity Securities) that would cause the Conversion Price of the Bonds to be adjusted in a manner that contravenes the law of the British Virgin Islands, the applicable laws of the place of the Relevant Stock Exchange or the applicable listing rules of the Relevant Stock Exchange (which as at the Issue Date shall include the rules of the Relevant Stock Exchange). For the avoidance of doubt, a breach of this paragraph shall entitle the Bondholders to remedies expressly set out in these Conditions only.

(x)	Calculation of Consideration Receivable: For the purpose of any calculation of the consideration receivable pursuant to Conditions 6(C)(4), 6(C)(6), 6(C)(7), 6(C)(8) and 6(D):

(a)	Issue of Shares for Cash: the aggregate consideration receivable for Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith;

(b)	Issue of Shares on Conversion or Exercise of Securities: (1) the aggregate consideration receivable for the Shares to be issued on the conversion or exchange of any securities shall be deemed to be the consideration received or receivable by the Issuer for any such securities and (2) the aggregate consideration receivable for the Shares to be issued on the exercise of rights of subscription attached to any securities shall be deemed to be that part (which may be the whole) of the consideration received or receivable by the Issuer for such securities which is attributed by the Issuer to such rights of subscription or, if no part of such consideration is so attributed the Fair Market Value of such rights of subscription as at the date of the announcement of the terms of issue of such securities, or, if any such matter being referred to the Independent Investment Bank under Condition 6(E)(ii), as determined in good faith by an Independent Investment Bank, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received by the Issuer on the conversion or exchange of such securities, or on the exercise of such rights of subscription (the consideration in all such cases to be determined subject to the proviso in Condition 6(E)(x)(a)) and (3) the consideration per Share receivable by the Issuer on the conversion or exchange of, or on the exercise of such rights of subscription attached to, such securities shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) converted into US dollars if such consideration is expressed in a currency other than US dollars at such rate of exchange as may be determined in good faith by an Independent Investment Bank to be the spot rate ruling at the close of business on the date of announcement of the terms of issue of such securities, divided by the number of Shares to be issued on such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(c)	Issue of Shares for non-cash assets: the aggregate consideration for Shares issued for non cash assets shall be the aggregate Fair Market Value of such assets as determined by the Independent Investment Bank; and

(xi)	Excluded events: No adjustment shall be made to the Conversion Price solely as a result of any issue of Shares upon the conversion of the Bonds, the issue of the Warrants and/or any allotment and issue of Shares upon exercise or cancellation of the Warrants.

(xii)	No double counting: Save as provided for Scrip Dividends, more than one of the provisions of Conditions 6(C)(1)-(9) apply to any single event which would result in more than one adjustment to the Conversion Price being made in respect of the same event, then only the relevant sub-Condition which would result in the largest change being made to the Conversion Price in respect of that event shall apply to the exclusion of the other applicable sub-Conditions.

(xiii)	Conditional issues, etc: If any issue, grant or offer of any Shares, securities, options warrants or any other rights referred to in Conditions 6(C)(1)-(9) is subject to the fulfilment of any conditions and/or rights of termination, the effective date of the relevant adjustment shall be deemed to be the date on which all such conditions have been fulfilled (and/or waived) and/or such termination rights have expired or ceased to be exercisable (as the case may be).

(F)	General Undertakings

(1)	The Issuer undertakes that so long as any Bond remains outstanding, save with the approval of a resolution of the Majority Bondholders:

(i)	Listing: (a) use its best endeavours to obtain and maintain a listing and admission to trading for all the Shares issued on the exercise of the Conversion Rights on the Relevant Stock Exchange, (b) use its best endeavours to secure approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such Shares may be validly issued or delivered upon conversion, and (c) will forthwith give notice to the Bondholders in accordance with Condition 15 of the listing or delisting of the Shares (as a class) by the Relevant Stock Exchange;

(ii)	Reduction of share capital: it will not make any reduction of its issued ordinary share capital or any uncalled liability in respect thereof or of any share premium account or capital redemption reserve fund except, in each case, where the reduction is permitted by applicable law and provided always that the Issuer shall not be prohibited from purchasing its Shares to the extent permitted by law;

(iii)	Limited Modification of Rights: it will not modify the rights attaching to the Shares with respect to voting, dividends or liquidation nor issue any other class of ordinary share capital carrying any rights which are more favourable than the corresponding rights attaching to Shares except that nothing in this Condition 6(F)(1)(iii) shall prevent (a) a consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa, (b) a modification to the rights attaching to the Shares which is not, in the opinion of an Independent Investment Bank, materially prejudicial to the interests of the Bondholders, (c) the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form to certificated form) or the amendment of the articles of association of the Issuer to enable title to securities of the Issuer (including Shares) to be evidenced and transferred without a written instrument or any other alteration to the articles of association of the Issuer made in connection with the matters described in this Condition 6(F) or which are supplemental or incidental to any of the foregoing (including amendments made to enable or facilitate procedures relating to such matters and amendments dealing with the rights and obligations of holders of securities (including Shares) dealt with under such procedures) or (d) any issue of equity share capital which results (or would, if the adjustment would be one per cent. or more of the Conversion Price then in effect, otherwise result) in an adjustment of the Conversion Price;

(iv)	Notice: if, while any Conversion Right is or is capable of being or becoming exercisable, there shall be any adjustment to the Conversion Price, it shall promptly after the adjustment takes effect, give notice to the Bondholders stating that the Conversion Price has been adjusted and setting out the event giving rise to the adjustment, the Conversion Price in effect before the adjustment, the adjusted Conversion Price and the effective date of the adjustment;

(v)

Closing of register of Shareholders: unless so required by applicable law or regulation, the listing rules of the Relevant Stock Exchange, or the articles of association of the Issuer or in order to establish a dividend or other rights attaching to the Shares, it will not close its register of Shareholders or take any other action which prevents the transfer of its Shares generally and subject to registration of Form 3, ensure that the Bonds may be converted legally and the Shares issued on conversion may (subject to any limitation imposed by law) be transferred (as between transferor and transferee although not as against the Issuer) at all times while the register is open, nor will the Issuer take any action which prevents the conversion of the Bonds or the issue of Shares in respect of them otherwise than in accordance with these Conditions;

(vi)	Extend Offer: if an offer is made to all (or as nearly as may be practicable all) Shareholders, or all (or as nearly as may be practicable all) the Shareholders other than the offeror and/or any associate or associates of the offeror to acquire all or a majority of the issued equity share capital of the Issuer, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Bondholders at the same time as any notice thereof is sent by the Issuer to its Shareholders (or as soon as practicable thereafter) stating the details concerning such offer or scheme and, where such an offer or scheme has been recommended by the board of directors of the Issuer or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the Bondholders and the holders of any Shares issued during the period of the offer or scheme arising out of Conversion Rights; and

(vii)	Voluntary delisting from the NYSE MKT:

(A)	promptly notify the Bondholders if any steps are taken to voluntarily delist from the NYSE MKT; and

(B)	to use all reasonable endeavours to agree and implement such amendments to the Transaction Documents as the Majority Bondholders may reasonably require in the case of a voluntary delisting from the NYSE MKT for the purpose of giving to the Bondholders the full benefit of the Bonds.

(2)	For the above purposes, “equity share capital” means the share capital of a company excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution. The Issuer undertakes to the Bondholders that so long as any Bond is outstanding:

(i)	it will reserve, free from any other pre-emptive or other similar rights, out of its authorised but unissued ordinary share capital the full number of Shares liable to be issued on conversion of the Bonds from time to time remaining outstanding and shall ensure that all Shares delivered on conversion of the Bonds will be duly and validly issued as fully-paid and non-assessable; and

(ii)	it will not make any offer, issue, grant, or distribute or take any action the effect of which would be to reduce the Conversion Price below the par value of the Shares of the Issuer.

(3)	The Issuer will pay any Taxes, including interest and penalties, payable in the British Virgin Islands and Hong Kong in respect of the creation, issue and offering of the Bonds and the execution or delivery of Certificates.

(4)	The Issuer undertakes to the Bondholders that upon conversion of any Bond it will use its best endeavours to ensure that the Shares issued on conversion of that Bond are admitted to list on the Relevant Stock Exchange (as the case may be) and, subject to any restrictions on transfer prior to the registration of the shares contemplated by the registration rights can at all times be offered, transferred and sold on the Relevant Stock Exchange. Notwithstanding the above, the registration rights of any holder of a Bond shall not be exercisable within the 12-month period after the Issue Date.

(G)	Definitions

“Capital Distribution” means:

(i)	any distribution of assets in specie by the Issuer for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes without limitation an issue of Shares or other securities credited as fully or partly paid (other than Shares credited as fully paid to the extent that an adjustment to the Conversion Price is made in respect thereof under Condition 6(C)(2)(i)) by way of capitalisation of reserves, but excludes a Scrip Dividend adjusted for under Condition 6(C)(2)(ii)); and

(ii)	any cash dividend or distribution (including, without limitation, the Relevant Cash Dividend of a Scrip Dividend and a distribution or payment to holders upon or in connection with a reduction of capital) of any kind by the Issuer for any financial period whenever paid and however described, unless (and only to the extent that) (a) it comprises a purchase or redemption of Shares by or on behalf of the Issuer, where the Volume Weighted Average Price (before expenses) on any one day in respect of such purchases does not exceed the Current Market Price of the Shares by more than 5%, or (b) it does not, when taken together with any other cash dividend or distribution previously made or paid in respect of the same fiscal year, exceed the Reference Amount;

“Current Market Price” means, in respect of a Share on a particular date, the average of the Volume Weighted Average Prices for one Share (being a Share carrying a full entitlement to dividends) for the 30 consecutive Trading Days ending on and including the Trading Day immediately preceding such date; provided that if at any time during the said 30 Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i)	if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to that dividend per Share as recorded in the books of the Issuer; or

(ii)	if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by that dividend per Share as recorded in the books of the Issuer;

and provided further that if the Shares on each of the said 30 Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share;

“Reference Amount” means the lower of:

(i)	on a per Share basis, an amount equal to 25% of the Issuer’s consolidated net profits attributable to the equity holders of the Issuer (after deducting minority interests and tax) as shown in the audited consolidated accounts of the Group for the immediately preceding fiscal year; or

(ii)	6% of the average of the Volume Weighted Average Prices on each Trading Day in the period of 30 Trading Days ending on the Trading Day immediately preceding the date of the first public announcement of the Relevant Dividend provided that if on any such Trading Day the Volume Weighted Average Price shall have been based on a price cum-dividend or cum-any other entitlement, the Volume Weighted Average Price on such Trading Day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such dividend or other entitlement per Share as at the date of the first public announcement of such dividend or entitlement;

“Relevant Cash Dividend” means the aggregate cash dividend or distribution declared by the Issuer including any cash dividend in respect of which there is any Scrip Dividend;

“Scrip Dividend” means any Shares issued in lieu of the whole or any part of any Relevant Cash Dividend being a dividend which the Shareholders concerned would or could otherwise have received (and for the avoidance of doubt to the extent that an adjustment is made under Condition 6(C)(3) in respect of the Relevant Cash Dividend an adjustment may also be made for the amount by which the Current Market Price of the Shares exceeds the Relevant Cash Dividend or part thereof under Condition 6(C)(2)(ii));

“Taxes” means any taxes or capital, stamp, issue and registration and transfer duties; and

“Trading Day” means a day when the Relevant Stock Exchange or relevant market is open for dealing business and on which Shares or other securities may be dealt in (other than a day on which the Relevant Stock Exchange or relevant market is scheduled to or does close prior to its regular weekday closing time).

7	PAYMENTS

(A)	Principal, interest and premium

Payment of principal, premium (including the PIK Payment) and interest and any other amount due in respect of the Bonds will be made by transfer to the registered account of the Bondholder or by United States dollar cheque drawn on a bank in Hong Kong or New York City mailed to the registered address of the Bondholder if it does not provide a registered account. Payment of principal and premium will only be made after surrender of the relevant Certificate at the specified office of the Issuer.

Save as provided herein, references in these Conditions to principal in respect of any Bond shall, where the context so permits, be deemed to include a reference to any premium payable thereon.

If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

(B)	Registered Accounts

For the purposes of this Condition 7 and Condition 3(A), a Bondholder’s registered account means the US dollar account maintained by or on behalf of it with a bank in Hong Kong or New York City, details of which appear on the Register at the close of business on the second Payment Business Day (as defined below) before the due date for payment, and a Bondholder’s registered address means its address appearing on the Register at that time.

(C)	Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment (which for the purpose of these Conditions shall at all times be deemed to be New York City), but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D)	Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a Payment Business Day, for value on the first following day which is a Payment Business Day) will be initiated, and where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder), on the due date for payment (or, if it is not a Payment Business Day, the immediately following Payment Business Day) or, in the case of payment of principal, if later, on the Payment Business Day on which the relevant Certificate is surrendered at the specified office of the Issuer.

(E)	Payment Business Day

In this Condition 7, “Payment Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in New York City and the city in which the specified office of the Issuer is located.

(F)	Delay In Payment

Bondholders will not be entitled to any interest or other payment (including the PIK Payment) for any delay after the due date in receiving the amount due if the due date is not a Payment Business Day, or if the Bondholder is late in surrendering its Certificate (if required to do so), or if a cheque is mailed in accordance with this Condition.

8	REDEMPTION, PURCHASE AND CANCELLATION

(A)	Maturity

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond on [•] 2017 (the “Maturity Date”) at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bond, (ii) interest accrued but unpaid to the Maturity Date and (iii) any PIK Payment accrued to the Maturity Date.

The Issuer may not redeem the Bonds at its option prior to the Maturity Date.

(B)	Redemption at the Option of Bondholders

The holder of each Bond will have the right at such holder’s option, to require the Issuer to redeem all and not some only of such holder’s Bonds on [•] 2015 (the “Option Put Date”) at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds to be repaid, (ii) interest accrued but unpaid to the Option Put Date and (iii) any PIK Payment accrued to the Option Put Date. To exercise such right, the holder of the relevant Bond must deliver the Certificate representing such Bond to the specified office of the Issuer together with a duly completed and signed notice of redemption, in the form set out in Exhibit C to these Conditions (a “Put Exercise Notice”), not earlier than 60 days, but not less than 45 days prior to the Option Put Date. A Put Exercise Notice, once delivered, shall be irrevocable and may not be withdrawn without the Issuer’s consent. The Issuer shall redeem the Bonds the subject of the Put Exercise Notice (subject to delivery of the relevant Certificate as aforesaid) on the Option Put Date.

(C)	Purchase

The Issuer, the Subsidiary Guarantors or any of their Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(D)	Cancellation

All Bonds which are redeemed, converted or purchased by the Issuer, the Subsidiary Guarantors or any of their respective Subsidiaries will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar for destruction and such Bonds may not be reissued or resold.

(E)	Multiple Notices

If more than one notice of redemption is given pursuant to this Condition, the first in time shall prevail.

9	TAXATION

All payments made by or on behalf of the Issuer or the Subsidiary Guarantors under or in respect of principal, premium or interest under the Bonds or on behalf of the Guarantee shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, withheld or assessed by or on behalf of the British Virgin Islands, Hong Kong, the United States or any authority thereof or therein having power to tax (each a “Relevant Jurisdiction”), unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer or the relevant Subsidiary Guarantor, as the case may be, will pay such additional amounts (the “Additional Tax Amounts”) as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no Additional Tax Amounts shall be payable in respect of any Bond:

(i)	to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the Relevant Jurisdiction otherwise than merely by holding the Bond or by the receipt of amounts in respect of the Bond; or

(ii)	(in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days.

For the purposes of this Condition 9, “relevant date” means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Bondholders on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal, premium (if any) and interest (if any) shall be deemed also to refer to any additional amounts which may be payable under this Condition.

If the Issuer or any of the Subsidiary Guarantors becomes subject generally to the taxing jurisdiction of a territory or a taxing authority of or in that territory with power to tax other than or in addition to the British Virgin Islands, Hong Kong, the United States or any such authority of or in such territory then the Issuer will (unless the Majority Bondholders otherwise agree) give the Bondholders an undertaking satisfactory to the Majority Bondholders (acting reasonably) in terms corresponding to the terms of this Condition 9 with the substitution for, or (as the case may require) the addition to, the references in this Condition 9 to the British Virgin Islands, Hong Kong, the United States or of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer or the Subsidiary Guarantors have become so subject. In such event this Condition 9 and the Bonds will be read accordingly.

10	EVENTS OF DEFAULT

(A) Events of Default

If any of the following events (each an “Event of Default”) occurs, the Majority Bondholders at their discretion may give notice to the Issuer that the Bonds are, and they shall immediately become, due and repayable at an amount equal to the sum of (i) 100 per cent. of the principal amount outstanding of the Bonds to be repaid, (ii) interest accrued but unpaid to the date of repayment and (iii) any PIK Payment accrued to the date of repayment (subject as provided below and without prejudice to the right of Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6) if:

(i)	Non-Payment: a default is made in the payment of any principal, interest or premium (including any PIK Payment) due in respect of the Bonds which amount is not remedied within 5 days; or

(ii)	Failure to deliver Shares: the Issuer fails to deliver any Shares as and when the Shares are required to be delivered following conversion of any Bond, which is not remedied within 5 days; or

(iii)	Breach of Other Obligations: the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries does not perform or comply, in a material respect, with any one or more of its other representations, warranties, undertakings and agreements contained in the Bonds (including, without limitation, Condition 4) or the other Transaction Documents, which is not remedied within 5 days; or

(iv)	Cross-Default: (a) any other present or future indebtedness (whether actual or contingent) of the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10(iv) have occurred and are continuing which equals or exceeds RMB30,000,000 or its Equivalent Amount on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantee or indemnity; or

(v)	Enforcement Proceedings and Security Enforced: (a) a distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries; or (b) any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) and in each case which results in a Material Adverse Change; or

(vi)	Winding-up: an order is made or an effective resolution passed for the winding-up or judicial management or dissolution or administration of the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries (except for a member’s voluntary solvent winding up of a Subsidiary), or the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms approved by a resolution of the Majority Bondholders, or (b) in the case of a Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries, whereby the undertaking and assets of such company are transferred or otherwise vested in the Issuer or another of its Subsidiaries; or

(vii)	Insolvency: the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any substantial part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries; or if an administrator or liquidator of the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries or the whole or any material part of the assets and revenues of the Issuer, any Subsidiary Guarantor or any of the Issuer’s Principal Subsidiaries is appointed (or application for any such appointment is made); or

(viii)	Nationalisation or Compulsory Acquisition: any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries and which results in a Material Adverse Change; or

(ix)	Authorisation and Consents: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer, any Subsidiary Guarantor or any of their respective Subsidiaries lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Bonds, the Guarantee or the other Transaction Documents and (b) to ensure that those obligations are legally binding and enforceable, is not taken, fulfilled or done, and in each case which results in a Material Adverse Change; or

(x)	Delisting or Suspension: (a) the Shares cease to be listed or admitted to trading on a Relevant Stock Exchange (excluding a voluntary delisting at the option of the Issuer) and such delisting is not withdrawn or rescinded within 30 days; or (b) the Shares are suspended (excluding a suspension at the request of the Issuer) for a period equal to or greater than 14 consecutive Stock Exchange Business Days; or

(xi)	Illegality: it is or will become unlawful for the Issuer, any Subsidiary Guarantor or any of their respective Principal Subsidiaries to perform or comply with any one or more of its obligations under any of the Bonds, the Guarantee or the Transaction Documents and which results in a Material Adverse Change; or

(xii)	Guarantee and Security: any Subsidiary Guarantor denies or disaffirms its obligations under the Guarantee or any Security Document or, other than in accordance with the Guarantee or Security Documents, the Guarantee or any Security Document ceases to be or is not in full force and effect or the Bondholders cease to have a first priority security interest in the Collateral.

For the purposes of these Conditions, Principal Subsidiary means at any time any Subsidiary of the Issuer:

(a)	whose profit before taxation and exceptional items (pre-tax profit) attributable to the Issuer (consolidated in the case of a Subsidiary which itself has subsidiaries), as shown by its latest audited profit and loss account, is at least 10% of the consolidated pre-tax profit as shown by the latest published audited consolidated profit and loss account of the Issuer and its Subsidiaries including, for the avoidance of doubt, the Issuer and its consolidated Subsidiaries’ share of profits of Subsidiaries not consolidated and of associated companies and after adjustments for minority interests; or

(b)	whose total revenue or (in the case of a Subsidiary which has subsidiaries) consolidated total revenue attributable to the Issuer, as shown by its latest audited profit and loss account is at least 10% of the consolidated total revenue as shown by the latest published audited consolidated profit and loss account of the Issuer and its Subsidiaries; or

(c)	whose total assets or (in the case of a Subsidiary which has subsidiaries) total consolidated assets attributable to the Issuer, in each case excluding interests in any entity which is not a Subsidiary of the Issuer, as shown by its latest audited balance sheet, are at least 10% of the consolidated total assets of the Issuer as shown in the latest published audited consolidated balance sheet of the Issuer; or

(d)	to which is transferred the whole, or substantially the whole, of the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary of the Issuer;

provided that, in relation to paragraphs (a) to (c) above:

(1)	in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published, be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(2)	if at any relevant time in relation to the Issuer or any Subsidiary which itself has Subsidiaries, no consolidated accounts are prepared and audited, total assets, revenues or profits, as the case may be, of the Issuer and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Issuer or the relevant Subsidiary and reviewed by the auditors of the Issuer from time to time for the purposes of preparing a certificate thereon;

(3)	if at any relevant time in relation to any Subsidiary, no accounts are audited, its total assets, revenues or profits, as the case may be, (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Issuer or the relevant Subsidiary and reviewed by the auditors of the Issuer from time to time for the purposes of preparing a certificate thereon; and

(4)	if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (1) above) are not consolidated with those of the Issuer, then the determination of whether or not such subsidiary is a Principal Subsidiary of the Issuer shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; and

in relation to (d) above, provided that the Principal Subsidiary of the Issuer which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary of the Issuer and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary of the Issuer at the date on which the first published audited accounts (consolidated, if appropriate) of the Issuer prepared after such transfer are issued, unless such Subsidiary would continue to be a Principal Subsidiary of the Issuer on the basis of such accounts by virtue of the provisions of paragraph (a), (b) or (c) above.

A report or a certificate by the auditors of the Issuer for the time being, or failing which by one director of the Issuer, that, in their opinion, a Subsidiary is or is not, or was or was not, or is to be treated as or not treated as, a Principal Subsidiary of the Issuer shall, in the absence of manifest error, be conclusive and binding on all parties.

The foregoing list of events of default in Condition 10(A)(i) – (xii) is exclusive. If a Default occurs, the Issuer shall notify the Bondholders as soon as reasonably practicable in accordance with Condition 15.

Notwithstanding the foregoing, if the Issuer shall fail to issue Shares as and when the Shares are required to be delivered following conversion of any Bond, the relevant Bondholders shall be entitled to bring an action against the Issuer for specific performance and the Issuer shall irrevocably waive any right to object to such remedy of specific performance.

(B) Default Cure Amount

If the Bonds have become due and payable pursuant to Condition 10(A), notwithstanding Condition 6(A) and receipt of any payment after the acceleration of the Bonds and provided that no Conversion Notice has been delivered pursuant to Condition 6(A), a Bondholder may exercise its Conversion Right in accordance with this Condition 10(B) by depositing a Conversion Notice (unless with respect to Condition 10(A)(ii) a Conversion Notice has already been deposited in which case further deposit will not be required) at the specified office of the Issuer during the period from and including the date of an acceleration notice with respect to an event specified in Condition 10(A) (at which time the Issuer will notify the Bondholders of the number of Shares per Bond to be delivered upon conversion, assuming all the then outstanding Bonds are converted) to and including the 30th Business Day in the place of the specified office of the Issuer after such payment.

If an Event of Default has occurred pursuant to Condition 10(A)(ii), the Issuer shall at the option of the converting Bondholder in lieu of delivery of the relevant Shares pay to such Bondholder an amount in United States dollars (the “Default Cure Amount”), equal to the product of (x) (i) the number of Shares that are required to be delivered by the Issuer to satisfy the Conversion Right in relation to such converting Bondholder minus (ii) the number of Shares that are actually delivered by the Issuer pursuant to such Bondholders’ Conversion Notice and (y) the Volume Weighted Average Price of the Shares on the Conversion Date; provided that if such Bondholder has received any payment under the Bonds pursuant to this Condition 10(B), the amount of such payment shall be deducted from the Default Cure Amount. Payment of the Default Cure Amount shall be paid to the converting Bondholder on the third business day in the place of the specified office of the Issuer following the date on which notice of exercise of the option to receive the Default Cure Amount is delivered.

11	PRESCRIPTION

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years (in the case of principal and premium (if any)) and five years (in the case of interest) from the Relevant Date. “Relevant Date” in respect of any Bond means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is received by or on behalf of the relevant holder.

12	ENFORCEMENT

At any time after the Bonds have become due and repayable, Majority Bondholders may, at their sole discretion and without further notice, take such actions or proceedings against the Issuer as they may think fit to enforce repayment of the Bonds and to enforce the provisions of the Bonds, the Transaction Documents and the Security Documents. The Majority Bondholders shall not be required to have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders. No individual Bondholder may proceed directly against the Issuer unless they have received the prior written consent of the Majority Bondholders.

13	BONDHOLDERS’ RESOLUTIONS AND MODIFICATION

(A)	Bondholder Actions

The Issuer may at any time and shall at the request in writing of persons holding not less than 20 per cent. of the principal amount of the Bonds outstanding at any time convene a meeting of the Bondholders by giving not less than fourteen (14) days’ notice (exclusive of the day on which the notice is given and the day on which the meeting is held) thereof to Bondholders which notice shall specify the date, time and place of the meeting and shall specify the nature of the resolutions to be proposed. Such meeting shall have power by a resolution passed by the Majority Bondholders to, among other things, sanction any modification or compromise or agreement or any arrangement in respect of the rights of the Bondholders against the Issuer, the exchange of the Bonds for or the conversion of the Bonds into obligations or securities of any other company, to do anything required to be done by resolution or to assent to any modification or abrogation of the provisions of the Bonds or to modify or cancel the Guarantee.

A written resolution signed by the Majority Bondholders shall be as valid and effective as if it had been passed at a meeting of the Bondholders duly convened and held.

All resolutions passed at any meeting or resolutions by way of written resolutions or any actions taken by the Majority Bondholders shall be binding on all Bondholders, whether or not they are present or represented at the meeting.

The provisions governing the conduct of meetings are as set out in Exhibit E hereto.

(B)	Amendment

Subject to, and in compliance with, these Conditions, any modification or amendment to the Bonds, or any waiver or authorisation of any breach by the Issuer of the Bonds may only be effected after being sanctioned by a resolution of the Majority Bondholders (by way of meeting or in writing).

(C)	Notice

In the event of the passing of a resolution in accordance with Condition 13(A) or a modification, waiver or authorisation in accordance with Condition 13(B), the Issuer will procure that the Bondholders be notified of the same in accordance with Condition 15, as soon as practicable thereafter.

14	REPLACEMENT OF CERTIFICATES

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar and made available for collection at the specified office of the Issuer, subject to all applicable laws, upon payment by the claimant of the expenses as may be incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer and the Registrar may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

15	NOTICES

(A)	To Bondholders

All notices to Bondholders shall be validly given if mailed or faxed to them at their respective addresses in the Register. Any such notice shall be deemed to have been given on the seventh day after being mailed or, in the case of a facsimile, upon receipt of a successful transmission report.

(B)	To the Issuer and/or the Subsidiary Guarantors

Any notice to be given to the Issuer and/or the Subsidiary Guarantors shall be given by post or courier or fax to:

China Metro-Rural Holdings Limited

Suite 2204, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Attention: (852) 2111 1890

Fax: Ms. Chris Fan

and shall be deemed delivered, in the case of a notice sent by post, on the seventh day in Hong Kong after posting, in the case of a notice sent by courier, at the time of deliver, in the case of a notice sent by fax, upon receipt of a successful transmission report.

16	MISCELLANEOUS

(A)	Agents

The initial Registrar is Butterfield Fulcrum Group (Cayman) Limited at its current specified office at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands. The Issuer reserves the right at any time, with the prior written approval of the Majority Bondholders, to vary or terminate the appointment of any Registrar and appoint a replacement Registrar provided that it will maintain a Registrar with a specified office outside of Hong Kong and the United Kingdom. Notice of any change in the Registrar or its specified office will promptly be given to the Bondholders.

(B)	No waiver of Bondholder’s rights

No omission or delay by the Bondholders in exercising any rights under the Bonds shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.

(C)	Headings and Condition References and Schedules

Condition headings in these Conditions are included for convenience of reference only and shall not constitute a part of the Bonds for any other purpose. The Exhibits to this Certificate form part of this Certificate and shall be read accordingly.

(D)	Time of the Essence

Time shall be of the essence of these Bonds both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

(E)	Construction of Certain References

References to:

(i)	costs, charges or expenses include any withholding, value added, turnover or similar tax charged in respect thereof;

(ii)	a contract or document is to that contract or document as amended, novated, supplemented, restated or replaced from time to time;

(iii)	any person shall include its successors in title, permitted assigns and permitted transferees;

(iv)	any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the Issue Date; (b) any past statute or statutory provision or listing rules (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision; and

(v)	an action, remedy or method of judicial proceedings for the enforcement of rights of creditors include references to the action, remedy or method of judicial proceedings in jurisdictions other than England as shall most nearly approximate thereto.

(F)	Currency of Account and Payment

US dollars is the sole currency of account and payment for all sums payable by the Issuer and/or the Subsidiary Guarantors under or in connection with the Bonds or the Guarantees including damages.

17	GOVERNING LAW AND JURISDICTION

(A)	Governing Law

The Bonds and the Guarantees are governed by and shall be construed in accordance with Hong Kong law.

(B)	Jurisdiction

The courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Bonds or the Guarantee and accordingly any legal action or proceedings arising out of or in connection with this Certificate or the Guarantee (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits, and each of the Subsidiary Guarantors has irrevocably submitted, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Bondholders and shall not limit the right of the Bondholders to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C)	Process

The Issuer agrees, and each of the Subsidiary Guarantors has agreed, that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to it at its principal place of business in Hong Kong, currently at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Hong Kong. If the Issuer or any of the Subsidiary Guarantors ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in

Hong Kong to accept service of process on its behalf in Hong Kong and notify the Bondholders of such appointment, and, failing such appointment within fifteen days, any Bondholder shall be entitled to appoint such a person by notice to the Issuer or the relevant Guarantor (as the case may be) and the other Bondholders (at the Issuer’s or the relevant Guarantor’s expense, as the case may be). Nothing in this Condition 17(C) shall affect the right to serve process in any other manner permitted by law.

18	DEFINITIONS

For the purposes of these Conditions:

“Affiliate” means with respect to any party, any company which is a subsidiary, or a holding company of that party, or any subsidiary of any such holding company, or which it directly or indirectly Controls, is Controlled by or under direct or indirect Control with such party or company;

“Authorised Denomination” has the meaning given to that term in Condition 2(A);

“Average Life” means, at any date of determination with respect to any Financial Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such Financial Indebtedness and (b) the amount of such principal payment by (ii) the sum of all such principal payments;

“Bondholder” has the meaning given to that term in Condition 2(B);

“Bonds” has the meaning given to that term in the recitals to these Conditions;

“Borrowings” means, at any time, the outstanding principal, capital or nominal amount and any fixed or minimum premium payable on prepayment or redemption of any indebtedness for or in respect of Financial Indebtedness excluding (a) any outstanding principal, premium and interest payable in relation to the Bonds and (b) any Financial Indebtedness in the form of interest-free shareholder loans incurred by non-wholly-owned Subsidiaries to finance the ownership, acquisition, construction, development or operation of a particular asset;

“business day” means, in relation to each relevant place, a day other than a Saturday or Sunday on which commercial banks are open for business in such place;

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all classes of partnership interests in a partnership, any and all membership interests in a limited liability company, any and all other equivalent ownership interests and any and all warrants, rights or options to purchase any of the foregoing;

“Cash” means, at any time, cash at bank credited to an account in the name of any member of the Group with a reputable financial institution and to which such member of the Group is alone beneficially entitled and for so long as (a) that cash is repayable on demand; (b) repayment of that cash is not contingent on the prior discharge of any other indebtedness of the Borrower or of any other person whatsoever or on the satisfaction of any other condition; and (c) there is no Security Interest over that cash;

“Cash Equivalent Investments” means investments that are short term investments (excluding equity investments) which are readily convertible into cash without incurring any significant premium or penalty;

“Certificates” has the meaning given to that term in Condition 2(A);

“Chargors” means, collectively, the Issuer and the Subsidiary Guarantor Chargors;

“Collateral” means all collateral securing, or purported to be securing, directly or indirectly, the Bonds, the or the Guarantee pursuant to the Security Documents, and shall initially consist of all of the Capital Stock of each of M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited and China Focus City (H.K.) Holdings Limited and 85 per cent. of the Capital Stock of China Metro-Rural Development Limited;

“Commodity Hedging Agreement” means any spot, forward or option commodity price protection agreements or other similar agreement or arrangement designed to protect against fluctuations in commodity prices;

“Consolidated EBIT” means, for any Relevant Period, the consolidated operating profits of the Group for that Relevant Period prepared in accordance with IFRS and derived from the consolidated income statement, before taking into account of:

(i)	any financing incomes and finance costs;

(ii)	any income taxation credits and income taxation expenses (and other taxes);

(iii)	share of results of associates;

(iv)	profit and loss attributable to non-controlling interests;

(v)	any increase or decrease in fair values of investment properties and investment properties under construction; and

(vi)	any increase or decrease in fair values of derivative financial liabilities;

“Consolidated Finance Charges” means, for any Relevant Period, the aggregate amount of interest expenses, commission, fees, discounts, prepayment penalties or premiums and other finance payments in respect of Borrowings whether accrued, paid or payable and whether or not capitalised by any member of the Group in respect of that Relevant Period:

(i)	excluding any such obligations owed to any other member of the Group;

(ii)	including the interest element of leasing and hire purchase payments;

(iii)	including any amounts paid, payable or accrued by any member of the Group to counterparties under any interest rate hedging instrument;

(iv)	deducting any amounts paid, payable or accrued by counterparties to any member of the Group under any interest rate hedging instrument;

(v)	deducting any interest paid, payable to or accrued to the benefit of the Group on any deposit or bank account; and

(vi)	excluding any interest expenses of the Bonds;

“Consolidated Tangible Net Worth” means at any time the aggregate of the amounts paid up or credited as paid up on the issued share capital of the Issuer and the amount standing to the credit of the reserves of the Group, which include but are not limited to any amount credited to the share premium account and retained earnings, but deducting:

(i)	(to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group;

(ii)	any amount in respect of non-controlling interests under the heading “Equity” derived from the consolidated statement of financial position of the Group; and

(iii)	any amount in respect of any dividend or distribution declared, recommended or made by any member of the Group to the extent payable to a person who is not a member of the Group and to the extent such distribution is not provided for in the most recent financial statements;

and so that no amount shall be included or excluded more than once;

“Consolidated Total Borrowings” means at any time the aggregate amount of all obligations of the Group for or in respect of Borrowings but excluding any such obligations to any other member of the Group and deducting the aggregate amount of freely available Cash and Cash Equivalent Investments held by the Group at such time, and so that no amount shall be included or excluded more than once;

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of share capital, possession of voting rights, by contract or otherwise, and “Controller”, “Controlled”, “Controlling” and “Controls” shall be construed accordingly;

“Conversion Date” has the meaning given to that term in Condition 6(B);

“Conversion Notice” has the meaning given to that term in Condition 6(B);

“Conversion Period” has the meaning given in Condition 6(A);

“Conversion Price” has the meaning given in Condition 6(A);

“Conversion Right” has the meaning given to that term in Condition 6(A);

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in foreign exchange rates;

“Default” means an Event of Default or an event or circumstance which could with the giving of notice, lapse of time and/or issue of a certificate become an Event of Default;

“Equivalent Amount” means in an amount in any other currency as reasonably determined by the Issuer (and failing which the Majority Bondholders) on the basis of the middle spot rate for Renminbi against the relevant currency as quoted by any leading bank at or around 11:00 a.m. (New York City time) on the Stock Exchange Business Day (as defined in Condition 6(B)(i)) immediately prior to the relevant time for determination;

“Event of Default” has the meaning given to that term in Condition 10(A);

“Exchange Act” means the U.S. Securities Exchange Act of 1934;

“Fair Market Value” means, with respect to any assets, distribution, security, option, warrant or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Investment Bank provided that (i) where non US dollars cash is distributed, the fair market value of cash amount should be the US dollar amount as determined by an Independent Investment Banker; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such Independent Investment Bank) the fair market value of such options, warrants or other rights shall equal the volume-weighted average price of such options, warrants or other rights during the period of five trading days on the relevant stock exchange commencing on the first such trading day on which such options, warrants or other rights are publicly traded; (ii) the fair market value of a non-cash dividend paid or to be paid per share shall be the amount of such non-cash dividend per share determined as at the date of announcement of such dividend and (iii) the fair market value of any other non-cash amount shall be equal to such non-cash amount;

“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed;

(ii)	any amount raised by acceptance under any acceptance credit facility;

(iii)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(vi)	any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(vii)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees given in respect of mortgage applications by customers of the Group provided in the usual and ordinary course of business; and

(viii)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (viii) above of this definition.

and when calculating Financial Indebtedness, no liability shall be taken into account more than once;

“Group” means the Issuer and its Subsidiaries from time to time;

“Guarantee” has the meaning given to that term in the recitals to these Conditions;

“Hedging Obligation” of any person means the obligations of such person pursuant to any Commodity Hedging Agreement, Currency Agreement or Interest Rate Agreement;

“HK$” or “Hong Kong dollars” means Hong Kong dollars, the lawful currency of Hong Kong; “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“IFRS” means the International Financial Reporting Standards, as amended from time to time;

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Issuer (at its own expense) and approved by the Majority Bondholders, which must not unreasonably delay or withhold approval. If the Issuer fails to select an Independent Investment Bank when required by these Conditions (save for any failure by the Majority Bondholders to provide approval), the Majority Bondholders may select the Independent Investment Bank (at the expense of the Issuer);

“Interest Payment Date” has the meaning given to that term in Condition 5(A);

“Interest Period” means the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date;

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect against fluctuations in interest rates;

“Issue Date” has the meaning given to that term in the recitals to these Conditions;

“Issuer” has the meaning given to that term in the recitals to these Conditions;

“Majority Bondholders” means, at any time, any one or more holders holding Bonds or being proxies or representatives in respect of Bonds and representing, in the aggregate, more than 50 per cent. of the aggregate principal amount of all Bonds then outstanding;

“Material Adverse Change” means any material adverse change which occurs in relation to the Issuer or any Subsidiary which has or, is likely to have, a material adverse effect on the condition (financial or otherwise), prospects, results of operations, general affairs or assets of any Principal Subsidiary or the Group (taken as a whole), or which materially and adversely affects the ability of the Issuer or any Subsidiary Guarantor to perform any of its material obligations under the Transaction Documents;

“Maturity Date” has the meaning given to that term in Condition 8(A);

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury;

“Option Put Date” has the meaning given to that term in Condition 8(B);

“Ordinary Course of Business” means any of the businesses of the Issuer and its Subsidiaries on the Issue Date (as described in the Issuer’s most recent annual report filed on Form 20-F with the SEC), and any business which is related, ancillary or complementary to any of those businesses;

“Permitted Hedging Obligations” means Hedging Obligations entered into in the ordinary course of business and designed solely to protect the Guarantor or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities and not for speculation;

“Permitted Refinancing Indebtedness” means Financial Indebtedness of any member of the Group issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Financial Indebtedness and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (i) Financial Indebtedness the proceeds of which are used to refinance or refund Financial Indebtedness that is subordinated in right of payment to, the Bonds shall only be permitted if such new Financial Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Financial Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Bonds at least to the extent that the Financial Indebtedness to be refinanced is subordinated to the Bonds, (ii) such new Financial Indebtedness, determined as of the time of incurrence of such new Financial Indebtedness, does not mature prior to the stated maturity of the Financial Indebtedness to be refinanced or refunded, and the Average Life of such new Financial Indebtedness is at least equal to the remaining Average Life of the Financial Indebtedness to be refinanced or refunded and (iii) in no event may Financial Indebtedness of the Issuer be refinanced by means of any Financial Indebtedness of any member of the Group;

“Permitted Security” means:

(i)	security for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with current accounting practice shall have been made;

(ii)	statutory and common law Security Interests of landlords and carriers, warehousemen, mechanics, suppliers, repairmen or other similar Security Interests arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with current accounting practice shall have been made;

(iii)	Security Interests incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(iv)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Guarantor and its Subsidiaries, taken as a whole;

(v)	Security Interests encumbering property or assets under construction arising from progress or partial payments by a customer of the Guarantor or its Subsidiaries relating to such property or assets;

(vi)	any interest or title of a lessor in the property subject to any operating lease;

(vii)	Security Interests in favour of the Guarantor or any Subsidiary;

(viii)	Security Interests arising from the rendering of a final judgment or order against the Issuer or any Subsidiary that does not give rise to an Event of Default;

(ix)	Security Interests securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(x)	Security Interests in favour of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xi)	Security Interests encumbering customary initial deposits and margin deposits, and other Security Interests that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Financial Indebtedness under Permitted Hedging Obligations;

(xii)	Security Interests existing on the Issue Date;

(xiii)	easements, rights-of-way, municipal and zoning ordinances or other restrictions as to the use of properties in favour of governmental agencies or utility companies that do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Guarantor or any Subsidiary;

(xiv)	Security Interests on deposits made in order to comply with statutory obligations to maintain deposits for workers compensation claims, unemployment insurance laws and other purposes specified by statute made in the ordinary course of business;

“person” or “Person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity);

“PIK Payment” has the meaning given to it in Condition 5;

“PIK Principal Portion” has the meaning given to it in Condition 5;

“PRC” means the People’s Republic of China excluding the Hong Kong Special Administrative Region of the People’s Republic of China, the Macao Special Administrative Region of the People’s Republic of China and Taiwan;

“Put Exercise Notice” has the meaning given to that term in Condition 8(B);

“Register” has the meaning given to it in Condition 2(A);

“Registrar” has the meaning given to it in Condition 3(A);

“Registration Rights Agreement” means the registration rights agreement dated [•] entered into by the Issuer and Willis Plus Limited in respect of, amongst other matters, the registration of the Shares;

“Relevant Period” means each period of twelve months ending on the last day of the Guarantor’s financial year and each period of twelve months ending on the last day of the first half of the Guarantor’s financial year;

“Sanctions” U.S. sanctions administered by the Office of Foreign Assets Control of OFAC or any sanctions administered by the European Union or the United Nations;

“SEC” means the U.S. Securities and Exchange Commission;

“Secured Obligations” means the payment and other obligations of the Issuer in connection with the Transaction Documents and the Subsidiary Guarantors’ obligations in connection with the Guarantee;

“Securities Act” means the U.S. Securities Act of 1933;

“Security Documents” means, collectively, the security documents and any other agreements or instruments from time to time that may evidence or create any security in favour of the Bondholders in any or all of the Collateral;

“Security Interest” means any mortgage, charge, lien, pledge, encumbrance, or other security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to create any mortgage, charge, lien, pledge, security interest, easement or encumbrance of any kind);

“Shares” has the meaning given to that term in Condition 6(A);

“Stock Exchange Business Day” has the meaning given to it in Condition 6(B)(i);

“Subscription Agreement” means the subscription agreement dated [•] 2012 entered into by the Issuer and the investor named therein;

“Subsidiary” of any person means (a) any company or other business entity of which that person owns and controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or (b) any company or other business entity which at any time has its accounts consolidated with those of that person or which, under the law, regulations or generally accepted accounting principles of the jurisdiction of incorporation of such person from time to time, should have its accounts consolidated with those of that person;

“Subsidiary Deed of Guarantee” means the deed of guarantee dated [•] executed by the Subsidiary Guarantors, as amended or supplemented from time to time;

“Subsidiary Guarantor” means any initial Subsidiary Guarantor named herein and any Future Subsidiary Guarantor which guarantees the payment of the Bonds; provided that a Subsidiary Guarantor will not include any person or entity whose Subsidiary Guarantee has been released in accordance with the Subsidiary Guarantee;

“Subsidiary Guarantor Chargor” means any initial Subsidiary Guarantor Chargor named herein and any Future Subsidiary Guarantor Chargor as described in Condition 4(A);

“Taxation” includes all present and future tax, levy, impost, duty or other charge, fee, deduction or withholding of a similar nature (including any penalty or interest payable in connection with the failure to pay, or delay in paying, any of those);

“Transaction Documents” means the Bonds, these Conditions, the Subsidiary Deed of Guarantee, the Subscription Agreement, the Registration Rights Agreement, the Warrants, the Warrant Instrument and the Security Documents;

“US$” or “US dollars” means United States dollars, the lawful currency of the United States of America;

“Volume Weighted Average Price” means, in respect of a Share on any Trading Day, the order book volume-weighted average price of a Share published by or derived from Bloomberg (or any successor service) page US Equity VAP or, in the case of securities other than Shares, the principal stock exchange or securities market on which such securities are then listed or quoted or dealt in or, in any other case, such other source as shall be determined to be appropriate by an Independent Investment Bank on such Trading Day, provided that on any such Trading Day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share in respect of such Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Trading Day on which the same can be so determined;

“Warrant Instrument” means the instrument relating to the Warrants dated [•] 2012 entered into by the Issuer; and

“Warrants” means the 6,000,000 warrants issued by the Issuer pursuant to the Warrant Instrument exercisable into 6,000,000 Shares.

EXHIBIT A

FORM OF TRANSFER

TRANSFER NOTICE

China Metro-Rural Holdings Limited

US$60,000,000 14 per cent. Guaranteed Secured Convertible Bonds due 2017

1.	FOR VALUE RECEIVED the undersigned hereby transfers to

___________________________________________

___________________________________________

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE AND THE OTHER DETAILS REQUIRED UNDER CONDITION 3(A))

US$[•] ([•]United States dollars) principal amount of the 14 per cent. Guaranteed Secured Convertible Bonds due 2017 in respect of which this Certificate (Certificate No.: [•]) is issued, and all rights in respect thereof.

2.	All payments in respect of the Bonds hereby transferred are to be made (unless otherwise instructed by the transferee) to the following account:

Name of bank :

US$ account number :

For the account of :

3.	The transferor hereby requests that a Certificate evidencing the Bonds not so transferred be issued in its name and be made available for collection at the specified office of the Issuer/ despatched (at its risk) to the person whose name and address is given below and in the manner specified below in accordance with Condition 3(A).

Name: ____________________________________________

Address: __________________________________________

__________________________________________________

__________________________________________________

4.	The transferor and the transferee confirm that this transfer is not made pursuant to an underwritten offering or similar arrangement (within the meaning of the Securities Act).

5.	The transferee hereby undertakes in favour of the Issuer that it will not sell or otherwise transfer the bonds or the Shares issued under the Bonds pursuant to an underwritten offering or similar arrangement (within the meaning of the Securities Act).

Dated:

Certifying Signature of transferor	Certifying Signature of transferee

Name:	Name:

Notes:

(a)	A representative of the holder of the Bonds should state the capacity in which he signs, e.g. executor.

(b)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a notary public or in such other manner as the Issuer may require.

(c)	This form of transfer should be dated as of the date it is deposited with the Issuer.

(d)	Transfers of the Bonds are subject to the restrictions set out in Condition 3 and Exhibit D.

EXHIBIT B

FORM OF CONVERSION NOTICE

CONVERSION NOTICE

China Metro-Rural Holdings Limited

US$60,000,000 14 per cent. Guaranteed Secured Convertible Bonds due 2017

[Date]

To:	China Metro-Rural Holdings Limited (the “Issuer”)

Re:	Conversion Notice in relation to the US$60,000,000 14 per cent. Guaranteed Secured Convertible Bonds due 2017 (the “Bonds”), constituted by the Certificate issued in respect of the Bonds.

Dear Sirs,

We, being the holder of Bonds in the aggregate principal amount of US$[•] of the Bonds, hereby deliver this Conversion Notice pursuant to Condition 6(B) of the Bonds and notify the Issuer of the exercise of the conversion rights set forth in Condition [6(A)(i)]/[6(A)(iv)] of the Bonds to convert [all of the outstanding principal amount of the Bonds] [such principal amount of the Bonds set out below] at the prevailing Conversion Price set out below. Capitalised terms used herein shall, unless otherwise defined, have the same meanings as given to them in the Certificate and the Conditions.

1.	Total principal amount and certificate numbers of Bonds to be converted:

Total principal amount:

Total number of Bonds:

Certificate numbers of Bonds:

N.B. The certificate numbers of Bonds attached need not be in consecutive serial numbers.

2.	Conversion Price on Conversion Date:

3.	Total number of Shares to be issued:

4.	Name(s), address(es) and signature(s) of person(s) in whose name(s) the Shares required to be delivered on conversion are to be registered:

Name: _______________________________________

Address: _____________________________________

_____________________________________________

_____________________________________________

Telephone Number: ____________________________

Fax Number: _________________________________

5.	I/We hereby request that the Shares be in [dematerialised/physical certificate]* form and that any certificates together with any other securities, property or cash required to be delivered upon conversion be despatched (at my/our risk) to the person whose name and address is given below and in the manner specified below:

a. Name of Addressee:

Name: __________________________________________

Address: ________________________________________

________________________________________________

________________________________________________

Manner of dispatch (if other

than by ordinary mail): _____________________________

b. DTC Account Number (if Shares in dematerialised form)

Transaction Code Number: _________________________

_______________________________________________

c. Bank Details (if payment of cash by wire transfer):

Bank: __________________________________________

Address: ________________________________________

Bank Code (SWIFT/ABAN/etc.): ____________________

Account no: _____________________________________

Accountholder: __________________________________

6.	I/We hereby request that a Certificate evidencing the Bonds not so converted be issued in our name and be made available for collection at the specified office of the Issuer/ despatched (at my/our risk) to the person whose name and address is given below and in the manner specified below in accordance with Condition 6(B)(iii).

Name of Addressee: ______________________________

Address: _______________________________________

_______________________________________________

_______________________________________________

Manner of dispatch (if other

than by ordinary mail): ____________________________

7.	The Certificates representing the Bonds converted hereby accompany this Conversion Notice.

8.	I/We hereby confirm and undertake that I/we will make all payments as required under Condition 6(B)(ii).

*	(Delete as appropriate)

Name:	Date:

Address:

Signature:

Notes:

(i)	This Conversion Notice will be void unless the introductory details, Sections 1, 2, 3, 4, 5 and (if applicable) 6 are completed.

(ii)	Despatch of share certificates or other securities or property will be made at the risk of the converting Bondholder.

(iii)	If an adjustment contemplated by the terms and conditions of the Bonds is required in respect of a conversion of Bonds where additional Shares are to be issued, certificates for the additional Shares deliverable pursuant to such adjustment (together with any other securities, property or cash) will be delivered or despatched in the same manner as for the Shares, other securities, property and cash pursuant to this Conversion Notice.

(iv)	The Conversion Date falls on the Stock Exchange Business Day immediately following the delivery of this Conversion Notice and the surrender of the Certificate of the Bonds, and if applicable, any payment to be made or indemnity given under the Conditions.

(v)	Share certificates may carry a legend indicating that the Shares are restricted securities which may not be sold or transferred absent registration under the US Securities Act or an exemption from registration.

EXHIBIT C

FORM OF PUT NOTICE

PUT EXERCISE NOTICE

China Metro-Rural Holdings Limited

US$60,000,000 14 per cent. Guaranteed Secured Convertible Bonds due 2017

By depositing this duly completed Put Exercise Notice at the specified office of China Metro-Rural Holdings Limited (the “Issuer”) for the Bonds described above (the “Bonds”) the undersigned holder of such of the Bonds as are represented by the Certificate that is surrendered with this Put Exercise Notice and referred to below irrevocably exercises its option to have such Bonds, or the principal amount of Bonds specified below redeemed on [Specify Optional Put Date] under Condition 8(B) of the Bonds.

This Put Exercise Notice relates to Bonds in the aggregate principal amount of US$[•], bearing the following certificate numbers:

Payment Instructions

Please make payment in respect of the above Bonds as follows:

*(a)	by transfer to the registered account of the holder appearing in the Register.

*(b)	by transfer to the following US dollar account in Hong Kong or New York City:

Bank: _______________________________________________

Address: _____________________________________________

Bank Code (SWIFT/ABAN/etc.): _________________________

Account no: __________________________________________

Accountholder: _______________________________________

*Delete as appropriate

Name:	Date:

Address:

Signature:

EXHIBIT D

REGULATIONS CONCERNING THE TRANSFER AND REGISTRATION OF THE

BONDS

1	Each Bond shall be in the denomination of US$100,000. Certificates, each evidencing entitlement to one or more Bonds, shall be issued in accordance with the Conditions.

2	The Bonds are transferable by execution of the Form of Transfer on each Certificate endorsed under (a) the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of a director or a duly authorised officer in writing, and (b) the hand of the transferee or, where the transferee is a corporation, under its common seal or under the hand of a director or a duly authorised officer in writing. In this Exhibit “transferor” shall where the context permits or requires include joint transferors and be construed accordingly.

3	The Certificate issued in respect of the Bond to be transferred must be delivered for registration to the office of the Issuer accompanied by such other evidence (including certificates and/or legal opinions) as the Issuer or the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Bond and his identity and, if the Form of Transfer is executed by some other person on his behalf or in the case of the execution of a Form of Transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The signature of the person effecting a transfer of a Bond shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Issuer or the Registrar may reasonably require.

4	The executors or administrators of a deceased holder of Bonds (not being one of several joint holders) and, in the case of the death of one or more of joint holders, the survivor or survivors of such joint holders, shall be the only persons recognised by the Issuer and the Registrar as having any title to such Bonds.

5	Any person becoming entitled to Bonds in consequence of the death or bankruptcy of the holder of such Bonds may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Issuer or the Registrar shall reasonably require (including certificates and/or legal opinions), be registered himself as the holder of such Bonds or, subject to the preceding paragraphs as to transfer, may transfer such Bonds. The Issuer or the Registrar may retain any amount payable upon the Bonds to which any person is so entitled until such person shall be so registered or shall duly transfer the Bonds.

6	Unless otherwise requested by him and agreed by the Issuer, a holder of Bonds shall be entitled to receive only one Certificate in respect of his holding.

7	The joint holders of a Bond shall be entitled to one Certificate only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

8	The Issuer and the Registrar shall make no charge to the holders for the registration of any holding of Bonds or any transfer of Bonds or for the issue of any Certificates or for the delivery of Certificates at the specified office of the Issuer or by uninsured post to the address specified by the holder. If any holder entitled to receive a Certificate wishes to have it delivered to him otherwise than at the specified office of the Issuer, such delivery shall be made upon his written request to the Issuer, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

9	The Registrar will within three Business Days of receipt by the Issuer of the original certificate and the Form of Transfer duly completed and signed effect a transfer of the relevant Bonds and (a) make available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, despatch by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to such address specified in the Form of Transfer, a new Certificate to the transferee in respect of the Bond or Bonds transferred and (b) in the case of a transfer or exercise of fewer than all the Bonds in respect of which a Certificate is issued, a new Certificate in respect of the Bonds not transferred or exercised will be made available for collection at the specified office of the Issuer or despatch by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

10	Notwithstanding any other provisions of this Certificate, the Issuer shall register the transfer of any Bond only upon presentation of an executed and duly completed Form of Transfer substantially in the form set forth in Exhibit A together with any other documents thereby required pursuant to Condition 3.

11	The Issuer may promulgate any other regulations (including amending these regulations) that it may deem reasonably necessary for the registration and transfer of the Bonds.

EXHIBIT E

PROVISIONS GOVERNING BONDHOLDER MEETINGS

(A)	Poll

On a poll each Bondholder, proxy or representative will have a vote in respect of each Bond held or for which it is a proxy or representative. All votes will be conducted by poll.

(B)	Conduct and Quorum

Any meeting of the Bondholders shall (subject to the provisions of this Exhibit and Condition 13) be convened, conducted and held in all respects as near as possible in the same way as shall be provided by the bye-laws for the time being of the Issuer with regard to general meetings of the Issuer provided that no member of the Issuer not being a director or officer of the Issuer shall be entitled to notice thereof or to attend thereat unless he is also a Bondholder and that the quorum at any such meeting shall be persons holding or representing by proxy or representative more than 50 per cent. of the principal amount of the Bonds for the time being outstanding. In the event of any conflict between the bye-laws of the Issuer for the time being and Condition 13 and this Exhibit, the Conditions and this Exhibit shall prevail.

(C)	Proxies

Any Bondholder shall be permitted to appoint a proxy to represent him at any Bondholders’ meeting held in accordance with this Instrument. A proxy need not be a Bondholder and need not be a member of the Issuer. Any Bondholder wishing to appoint a proxy must deliver to the specified office of the Issuer a notice in writing signed by the Bondholder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation stating that the Bondholder desires to appoint a proxy to represent the Bondholder at the meeting. The notice shall state the name of the proxy and the notice will only be valid if delivered to the specified office of the Issuer at least 48 hours prior to the time appointed for the commencement of the meeting. A validly appointed proxy shall have the right to vote on a resolution or act on his or its behalf in connection with any meeting or proposed meeting. A holder of a Bond which is a corporation may by delivering to the specified office of the Issuer not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a “representative”) in connection with any meeting or proposed meeting of Bondholders.

A proxy or representative so appointed shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

(D)	Adjournments

If within a quarter of an hour after the time appointed for any meeting of Bondholders a quorum as set out in paragraph (B) above is not present the meeting shall stand adjourned to such day (not being less than fourteen (14) or more than twenty-eight (28) days after the date of the meeting from which such adjournment takes place) and time and place as the chairman of the meeting may determine and at the adjourned meeting the Bondholders present (whatever the amount held or represented by them) shall form a quorum. Notice of an adjourned meeting shall be given in like manner as for the original meeting and such notice shall state that the Bondholders present at such meeting whatever their number or the Bonds held or represented by them will constitute a quorum for all purposes.

The chairman of the meeting may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which may not lawfully have been transacted at the meeting from which the adjournment took place.

The chairman shall be selected by the Issuer, failing whom the Majority Bondholders (on behalf of all Bondholders) shall be entitled to elect a chairman (who need not be a Bondholder).

The following shall be entitled to attend and vote at any meeting of Bondholders

(a)	Bondholders, proxies and representatives.

The following shall be entitled to attend any meeting of the Bondholders

(a)	Representatives of the Issuer and the Guarantor;

(b)	The Issuer’s and the Guarantor’s legal and financial advisers.

(E)	Written Resolutions

A resolution in writing signed by or on behalf of the Majority Bondholders who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as a resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.